Exhibit 13.1

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ANNUAL REPORT 2005

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AT A GLANCE

Revenues (million Euro)	Consolidated Earnings (million Euro)

Earnings per share (Euro)	Employees

Order Dispatch by Application, 2005	Revenues by Region, 2005

* US-GAAP

* In accordance with the restated Consolidated Financial Statements for 2001–2003, US-GAAP

* IFRS

Consolidated Balance Sheet

in EUR thousands	Note	Dec. 31, 2005	Dec. 31, 2004

Assets
Property, plant and equipment	12	42,179	37,070
Goodwill	13	71,002	13,633
Other intangible assets	13	19,766	4,295
Investment property	14	4,908	4,908
Other non-current assets	15	499	5,820
Deferred tax assets	16	6,331	5,822
Total non-current assets		144,685	71,548

Inventories	17	33,113	37,276
Trade receivables	18	24,209	16,008
less allowance kEUR 445
(last year: kEUR 355)
Current tax assets	11	0	63
Other current assets	18	3,875	5,942
Cash and cash equivalents	19	31,435	45,498
Total current assets		92,632	104,787

Total assets		237,317	176,335

Liabilities and shareholders’ equity
Subscribed capital		87,797	64,832
Number of shares: 87.796.614 (last year: 64.831.512)
Additional paid-in capital		95,951	28,803
Retained earnings		(9,264)	44,204
Accumulated other comprehensive income		9,115	(872)
Total shareholders’ equity	20	183,599	136,967

Provisions for pensions	22	978	703
Other non-current liabilities		176	104
Other non-current accruals and provisions	24	3,122	0
Total non-current liabilities		4,276	807

Trade payables	25	17,479	13,901
Advance payments from customers		11,845	13,529
Other current accruals and provisions	24	14,032	7,063
Other current liabilities	25	3,949	2,137
Current tax liabilities	11	1,404	83
Convertible bonds	26	3	3
Deferred revenues		730	1,845
Total current liabilities		49,442	38,561
Total liabilities		53,718	39,368

Total liabilities and shareholders’ equity		237,317	176,335

Consolidated Income Statement

in EUR thousands	Note	2005	2004

Revenues		139,402	140,004
Cost of sales		104,676	87,604
Gross profit		34,726	52,400

Selling expenses		27,766	18,297
General administration expenses		18,004	13,240
Research and development costs	5	30,514	20,407
Other operating income	6	5,565	9,939
Other operating expenses	7	2,900	721
Impairment of goodwill		13,782	0
Operating result		(52,675)	9,674

Interest income		693	786
Interest expense		233	2
Net interest	9	460	784
Result before taxes		(52,215)	10,458

Taxes on income	10	1,253	2,829
Net loss/income for the year (after taxes)		(53,468)	7,629

loss attributable to miniority interests (after taxes)		0	(52)
loss/profit attributable to the shareholders of the parent company (after taxes)		(53,468)	7,681

Basic earnings per share (EUR)	21	(0.65)	0.12
Diluted earnings per share (EUR)	21	(0.65)	0.12

CONTENT

Contents

Letter to the Shareholders	2

High-Tech for Everyday Life	6

Supervisory Board Report	16

Corporate Governance Report	20

Declaration of Conformity	28

Table of Contents, Group Management Report of AIXTRON AG	29

Group Management Report of AIXTRON AG	30

Table of Contents, Consolidated Statements	75

Consolidated Financial Statements	76

Consolidated Statement of Income	76

Consolidated Balance Sheet	77

Consolidated Statement of Cash Flow	78

Consolidated Statement of Changes in Equity	79

Notes to the Consolidated Financial Statements	80

Report of Independent Auditors	143

Corporate Calendar 2006	144

Contact	144

LETTER TO THE SHAREHOLDERS

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Dear shareholders,

This time last year, I was able to report a year of success and a return to profitability. At the same time, we warned that 2005 would be likely to see market conditions deteriorate, with little sign of any sustained recovery in the growth of the general semiconductor manufacturing industry. This prediction has proved to be correct but, thanks to an enormous effort by all, the effects at an operating level have been kept within planned limits.

I consider it a testament to the hard work of the whole AIXTRON Group team that we have been able to limit our net loss under US GAAP before special effects to € 14.6 million, well within the guidance we gave in November 2005. Differences in accounting treatment as well as our decision not to capitalize deferred taxes in 2005 mean that under IFRS we are reporting a net loss before special effects of € 23.2 million.

The performance delivered in 2005 is due to several factors:

First we continue to find improvements in the flexible business model we have developed over many years. This allows us to respond relatively quickly to the cost pressures of falling demand without limiting our ability to grow in the future. Indeed, we have made progress in streamlining the business still further during the year.

On his arrival in April 2005, I asked our new Chief Financial Officer, Wolfgang Breme, to lead a review of costs and operating practices throughout the business. This review is a continuous process but has already produced a number of key results. These results include a reduction of almost 10% in headcount from 624 following the completion of the Genus, Inc. acquisition, to 570 at the end of the year. This program will continue throughout 2006.

The review has also led to significant potential savings through changes in purchasing (to leverage the volume benefits arising from the Genus, Inc. acquisition), manufacturing (through temporary plant closures and flexible working arrangements), research and development (by rescheduling projects or delaying R&D capital expenditures) and engineering activities (by introducing generic platform designs Group-wide). Again, the full benefit of many of these changes will only begin to be felt in 2006.

Second, and perhaps even more important, the drop in Compound Semiconductor revenues arising from customer market conditions has been largely offset by the revenues generated from the Silicon Semiconductor business delivered by the Genus, Inc. acquisition. This is once again an indication that our decision to broaden the range of our product offering was timely and supports our view that our technology needs to address a broader range of market opportunities.

Third, and vital for the future, is the extraordinary effort by the entire AIXTRON Team who, despite the adverse market conditions, have actually managed to maintain our global market share for Compound Semiconductor systems at above 60%.

As part of our internal strategic review, we have concluded that the costs associated with a number of systems and related items installed as part of our R&D effort should be revalued in line with the immediate business opportunities. We further concluded that, under IFRS, which we are applying for the first time for fiscal years 2005 and 2004, we should take an impairment charge against the goodwill recognized as part of the Genus, Inc. acquisition. This is to recognize the extended time-frame envisaged for the adoption of new technologies in the Silicon Semiconductor market which has resulted in revised future discounted cash flows from Genus, Inc.’s projected business. Together with other balance sheet adjustments, these special effects amount to € 30.3 million. There is no cash impact arising from these charges, but they do, in the opinion of the Executive Board, lead to a prudent and realistic balance sheet valuation, more accurately reflecting market conditions.

These special effects are included in our reported net loss to € 53.5 million. However, we believe that the self-imposed discipline represented by these balance sheet adjustments will allow us to move forward from a very difficult period in the Company’s development. With a stronger balance sheet and a streamlined organizational structure we now focus on the future.

Our strategic review also reflected the adoption of a much more market-driven research and development process. We have reviewed the decision-making process that controls the R&D effort in order to ensure that commercial considerations are always paramount. We expect that the changes we have made in this regard will have a significant effect on the future R&D budgets and consequently on our overall cost structure.

Returning finally to our decision to broaden our product range: As I predicted in my last message to you, market conditions in 2005 were very difficult. However, we are convinced that the products and corporate structure we have developed over the last year leave us better able than ever before to meet the needs of clients who are addressing newly emerging technologies. With the completion of the Genus, Inc. acquisition, we took another step to achieve our goal of having products in the three key market development phases: Market Leadership for Compound Semiconductor equipment, Market Entry for Organic Semiconductor equipment, and Market Innovation for Silicon Semiconductor equipment. This allows us to move into the future with a balanced and complementary product range based on our core competence, gas phase deposition technology.

The strategy we are pursuing is built around:

•                  Focussed, market-led technical developments

•                  Enhancing our core competence and unique selling points

•                  Leveraging multiple market opportunities

•                  Maintaining long-term customer loyalty and major market share in our target technologies

•                  Returning to a consistently profitable performance to the benefit of shareholders, employees

Our market leadership in Compound Semiconductors remains consistently high and we expect to maintain this leadership at a share of at least 60% of a market estimated to be US$ 166 million in 2007, and to continue to increase profitability by driving down costs. The Market Entry Organic Semiconductors business continues to show signs of strong growth potential, despite the competing technologies, with a projected 3% share of an estimated addressable market of US$ 220 million by 2007. A real opportunity to create profitable business in niche growth markets with our newly acquired Silicon Semiconductor technologies leads us to target a 30% share of a market anticipated to be worth US$ 260 million in 2007.

Our more positive outlook for 2006 is supported by an increase in equipment order intake in the fourth quarter of 2005. Compared with the same period in 2004, equipment order intake more than doubled to a total of € 37.6 million in the fourth quarter of 2005. Equipment order intake in the last quarter of 2005 rose by 51% quarter on quarter. This gives us better earnings visibility into the current year than was the case last year, with the equipment order backlog standing at € 48.6 million as of December 31, 2005.

As you will recognize, 2005 was a difficult year for the team at AIXTRON. The continuing market weakness and the changes brought about by our review of the business, mean that we continue to demand an extraordinary level of commitment and cooperation from our employees. I would like to thank them and their families for their forbearance through the past year. I would also like to thank the Supervisory Board for the support and advice they have provided throughout the year.

Finally, I would like to thank you, our shareholders, for your patience and understanding. I assure you all of the full commitment of the Executive Board to create long-term shareholder value and to drive towards returning AIXTRON to profitable operation.

Aachen, March 2006

Paul Hyland
Chairman of the Executive Board

Company

Our technology is complex, but our goal is simple: to make high-tech usable for everyday use.

More than 20 years ago, we began to develop systems for the production of compound semiconductors. Since then, our worldwide customers have used our systems to manufacture components for fiber optic communication networks, mobile data transfer, optical data storage, illumination, signal and lighting technology, automotive and consumer electronics, and many other industrial applications.

We focus our material deposition technology on three principal material applications: Compound, silicon and organic semiconductors, the key building blocks for all modern electronics.

Our core competency is the controlled deposition of highly complex materials for today’s and tomorrow’s semiconductor technology. With the acquisition of the US company Genus, Inc. in 2005, we significantly expanded AIXTRON’s technology portfolio. In addition to AIXTRON’s CVD, MOCVD, AVD® and OVPD® deposition processes*, the CVD and ALD processes developed by Genus, Inc. provide us with a wide range of deposition technologies for the semiconductor industry.

The following pages offer an overview of our technologies and end-user markets.

*            CVD: Chemical Vapor Deposition

MOCVD: Metal Organic Chemical Vapor Deposition

AVD®: Atomic Vapor Deposition

OVPD®: Organic Vapor Phase Deposition

ALD: Atomic Layer Deposition

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Compound

Brighter, smaller, more efficient. Compound semiconductors put more intelligence into electronics.

Electricity is valuable and expensive. Which is why traditional light sources are increasingly being replaced by alternatives such as light emitting diodes (LEDs). These devices illuminate, for instance, cell phone keypads and modern traffic lights, and are increasingly used in automotive technology for rear and brake lights, indicators, internal lighting, and soon for headlights as well. Worldwide, AIXTRON’s MOCVD systems are used to manufacture the LEDs necessary for all of these applications.

Our systems are also used in the manufacture of lasers for consumer electronics such as CD(1) and DVD(2) players. The storage capacity of a DVD can be quintupled with the new blue lasers that herald the arrival of a new laser technology generation alongside the conventional red lasers. AIXTRON systems can be used to manufacture these new lasers on the basis of both current industry standards, “Blu-Ray” and “HD DVD”(3).

The speed at which new market applications are developing can also be seen in automotive engineering. High-performance electronics are in increasing demand following the development of environmentally friendly hybrid engines. State-of-the-art components based on silicon carbide (SiC) allow an efficient flow of energy between the electric and the combustion elements of the engine. AIXTRON’s systems are used to manufacture these components.

It seems that no year passes without another Compound Semiconductor application entering our everyday lives.

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(1).       CD: Compact Disk

(2).       DVD: Digital Versatile Disk

(3).       HD DVD: High Density Digital Versatile Disk

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Organic

The gap between conventional and innovative is as thin as a layer of film.

The organic light-emitting diode, or OLED, is a highly innovative display and illumination technology, which is increasingly competing against conventional display technologies, such as LCDs (Liquid Crystal Displays) due to the unique physical properties of OLEDs, including their high energy efficiency, and their very compact dimensions. While OLED displays still need further development to reach their full potential, they are already emerging as a viable display alternative.

Display potential: To date, OLED displays have been seen in small devices such as cell phones and PDAs, however, the trend towards increasingly large display sizes is also leading to new challenges in the manufacture of OLEDs. RiTdisplay, a leading manufacturer of OLED displays, was looking for an alternative OLED deposition technology to meet these challenges, and, in November 2005, qualified one of AIXTRON’s Gen2 OVPD® systems to be used in the mass production of OLEDs.

Power potential: Organic solar cells could potentially be up to 1,000 times thinner than today’s conventional polysilicon solar cells. In future, extremely low material and energy requirements will drive the production of cost-efficient solar cells on flexible substrates such as metal or plastic foil. AIXTRON’s equipment is ideally suited for this next generation of solar cell technology.

Light potential: Wallpaper in the color of your choice, vacation photos or a home movie on the wall? Although that vision may still lie in the distant future, AIXTRON’s engineers are already working on realizing the vision of flexible light media that one day may light up our everyday lives.

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Silicon

Nanotechnology is already here.

See, hear, feel – and enjoy!

We said farewell to valves in 1947 when transistors ushered in the miniaturization of the first computers. Today several million transistors fit onto a single silicon chip the size of a fingernail. However, the continuing miniaturization of chips based on conventional silicon materials is reaching the physical limits of the materials used to make them. New types of highly complex materials are needed to advance the process of miniaturization even further. A new era of materials has begun.

We are well placed to respond to the challenges facing the silicon semiconductor industry. Innovative new materials, that will be vital to future technological developments, are already being produced on AIXTRON’s Tricent® AVD® equipment today. That is why leading chip makers are already using AIXTRON’ s deposition equipment to enable the further shrinking of IC(1) device structures.

The need for higher-performance chips for, e.g., PCs, televisions, servers, and cell phones continues to grow… with new applications emerging every year. This results in attractive new markets for AIXTRON, such as:

•  metal and oxide films for CMOS(2) gate electrodes

•  metal and oxide films for DRAMs(3) (memory chips for, e.g., desktop PCs or laptops) and FeRAMs(4) (used increasingly in cell   phones).

In 2005, a StrataGem 300 tool started producing the latest generation of 2 GB DRAMs for one of the world’s biggest IC suppliers.

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(1) IC: Integrated Circuit

(2) CMOS: Complementary Metal Oxide Semiconductor

(3) DRAM: Dynamic Random Access Memory

(4) FeRAM: Ferro-electric Random Access Memory

Research & Development

Understanding the past and the present is essential to predicting the future.

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Development work depends on teamwork. It cuts across all disciplines and borders. Since the Company’s foundation, we have been actively engaged in research and development with scientists from other companies, renowned research institutes, and universities worldwide. There are many benefits associated with this working method: cost savings, speed, efficiency, but, above all else, access to some of the world’s best scientific intellect.

Our customers manufacture highly innovative materials on AIXTRON systems. It is therefore ideal for the development of our systems if all disciplines cooperate, develop ideas and forge new paths, from the basic research to the design of the end product. This is what we call our “Network of Knowledge”.

Take the example of organic semiconductors: The installation, hardware qualification, and final acceptance of a first-generation OVPD® R&D and pilot production system at Philips. The system is being used for the development of leading-edge large-area OLEDs, in particular, for innovative light applications. In conjunction with RWTH Aachen University, a leading technical university in Europe, the system was financed as part of a cooperative project supported by the German Federal Ministry for Education and Research.

Another example of collaborative research and development is the installation of a 200/300 mm multi-chamber Tricent® system at IMEC, one of the world’s leading independent research centers for microelectronics and nanotechnology. Following the successful commissioning of the system, AIXTRON and IMEC’s other industrial project partners, such as Intel, Samsung, ST Microelectronics, Matsushita, Philips, and Texas Instruments, are focusing on further research into the layer deposition of high-k dielectrics and metals in innovative transistor structures at sub 45 nm dimensions, two or three generations ahead of today’s products.

The world of atoms is not infinitely large, but its technological potential is.

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Supervisory Board Report

Fiscal year 2005 continued to be dominated by a difficult market and industry environment, and the resulting weakness in the core business for compound semiconductors. The focus was on the integration of Genus Inc. and the associated strategic enhancements of the AIXTRON Group, as well as on the implementation of measures to reduce costs and increase efficiency.

The Supervisory Board of AIXTRON AG oversaw and monitored the 2005 activities of the Executive Board and advised the Executive Board in accordance with the tasks imposed upon it by law and the Company’s Articles of Association.

Supervisory Board Meetings and Contents

The measures mentioned above were a key topic of each of the four ordinary meetings of the Supervisory Board on March 8, 2005, May 17, 2005, September 6, 2005, and December 2, 2005. The progress of the implementation was discussed intensively with the Executive Board on the basis of status reports.

In addition, to prepare for each ordinary meeting, the Supervisory Board received a report from the Executive Board on the respective situation of the operating business and current budget planning for AIXTRON AG and its subsidiaries. The situation of the Company and its business strategy going forward were discussed in detail during the meetings. In the last ordinary meeting of the year, the Supervisory Board approved the budget for 2006 submitted by the Executive Board.

In addition to the information from the ordinary meetings, all Supervisory Board members received detailed monthly and quarterly reports on the Company’s situation.

Resolutions were passed on the following topics in the ordinary meetings:

•             Annual General Meeting (e.g. Supervisory Board Report, agenda items including proposal for the revised remuneration structure for the Supervisory Board)

•             Executive Board issues (such as contract for appointment of Dr. William W.R. Elder, schedule of responsibilities)

•             Chairmen’s Committee, Audit Committee (see “Committees”)

The extraordinary Supervisory Board meetings on March 29 and 30, 2005 were held primarily to discuss and approve the 2004 single-entity and consolidated financial statements.

In the four additional meetings of the Audit Committee, the committee members discussed the following special topics, among others, in addition to the development of the financial position and the budget planning:

•             Status of IFRS implementation

•             Effects of the conversion from US GAAP to IFRS

•             Risk management, risk report

•             Reorganization of the Disclosure Committee of the Executive Board for the approval of announcements

•             Individual disclosure of Executive Board salaries

Committees

By way of a resolution dated March 8, 2005, the Chairmen’s Committee of the Supervisory Board was dissolved due to significant overlapping of its activities with the Audit Committee. The Chairman’s Committee advised and supported the Executive Board in its decisions regarding the Company’s strategic orientation, and in particular with regard to technology, product and market issues. This expert consultation is continuing even after the dissolution of the Chairmen’s Committee. If necessary, the Executive Board consults the Supervisory Board member with respective expertise in one-on-one meetings.

The Audit Committee primarily deals with matters such as accounting, the conversion to IFRSs, and risk management, the auditors’ mandate, identification of areas to be audited, auditors’ fee arrangements, while at the same time ensuring the necessary independence of the auditors. In 2004, the Chairman’s Committee convened for nine meetings, and the Audit Committee for four meetings. The Chairman of the Committee regularly reported to the Supervisory Board with regard to the work performed.

Monitoring of the Executive Board

Beyond the above mentioned monitoring measures, the Chairman of the Supervisory Board and the respective Chairmen of the Supervisory Board Committees also engaged in numerous conference calls and personal meetings with the Executive Board in a timely and comprehensive manner to keep abreast of the Company’s business and commercial activities.

On the basis of detailed monthly reports and budget plans, the Supervisory Board was able to track the development, composition and quality of the order intake and order backlog as well as their timely conversion into revenues. By this means, the development of the business activity of Genus, Inc. and its integration into the AIXTRON Group could also be monitored in an ongoing way and discussed in detail with the Executive Board.

During the reporting year the Supervisory Board did not make use of its option to inspect the books and records of the Company or to commission special experts with respect to specific assignments as provided for in § 111 (2) of the German Stock Corporation Act, as there was no need to do so given the regular and detailed reporting by the Executive Board and the additional monitoring measures implemented as described.

Corporate Governance

Due to the additional listing of AIXTRON ADSs (American Depositary Shares) on NASDAQ/USA, the resulting extended disclosure requirements and the expanded financial law and Company law framework in Germany and the USA, the Supervisory Board again addressed the topic of corporate governance in depth.

As in the previous year, the Executive Board and the Supervisory Board commented on corporate governance at AIXTON in a corresponding report. The recommendations of the German Corporate Governance Code were largely implemented in 2005. The current declaration of conformity dated March 2006 states the Company’s complete compliance with this Code. Thus the compensation of the Supervisory Board and the Executive Board is now disclosed individually in the 2005 annual financial statements and in the Corporate Governance Report, respectively.

Audit

Following the resolution passed at the Company’s Annual Shareholders’ Meeting on May 18, 2005, the Supervisory Board awarded the mandate to audit the annual accounts of both AIXTRON AG and the AIXTRON Group to Deloitte & Touche Wirtschaftprüfungsgesellschaft, Hannover, Germany. The auditors also reviewed the measures implemented by the Executive Board to detect risks at an early stage and to avoid that such risks would jeopardize the existence of the Company. As a result of the conversion of the accounting standards, the reconciliation from US GAAP to IFRS also formed part of the audit.

The Company’s annual and Group accounts for 2005 have been issued with an unqualified audit opinion. The auditors have determined that the Management Report of both AIXTRON AG and the AIXTRON Group represents a true and fair view of the current and future business development of AIXTRON AG and of the AIXTRON Group.

Annual financial statements

The annual financial statements of AIXTRON AG and the consolidated financial statements for the AIXTRON Group as of December 31, 2005, as well as the joint Management Report for AIXTRON AG and the AIXTRON Group were submitted to the Supervisory Board for examination. The Supervisory Board has closely examined these documents. The annual financial statements of AIXTRON AG and the consolidated financial statements for the AIXTRON Group, as well as the respective management reports were discussed in detail in the Supervisory Board Meeting on March 9, 2006, the auditor being present at that meeting. The effects of the transition to IFRS and additional financial measures were addressed in particular detail.

Following its own examination, the Supervisory Board had no objections to the submitted single-entity and consolidated financial statements as well as the respective management reports, and entirely concurred with the auditors’ results and opinion. The Supervisory Board approved the annual financial statements of both AIXTRON AG and the consolidated financial statements for the AIXTRON Group for fiscal year 2005 in a resolution passed on March 9, 2006. The annual financial statements of the Company and the AIXTRON Group are, therefore, adopted.

Thanks by the Supervisory Board

The Supervisory Board would like to thank the Executive Board and all employees for their great personal commitment as well as the employee representatives for their constructive cooperation with the Company’s executives. Likewise, the Supervisory Board would like to thank AIXTRON’s shareholders for their continuing confidence in the Company.

Aachen, March 2006

Kim Schindelhauer

Chairman of the Supervisory Board

Joint Corporate Governance Report by the Executive Board and Supervisory Board of AIXTRON AG

AIXTRON is committed to observing the principles of transparent, responsible corporate governance aimed at maximizing value. The Executive Board, Supervisory Board and officers of AIXTRON identify with these principles. Therefore, AIXTRON considers compliance with corporate governance principles to constitute an important means of instilling confidence on the part of present and future shareholders, creditors, employees, business partners and the public in national and international markets. The recommendations of the German Corporate Governance Code guide us in our business activity.

This Corporate Governance Report is based on the German Corporate Governance Code (“Code”) in the version dated June 2, 2005. The sections referred to in the text apply to this Code. On the one hand, the Report contains information which is explicitely recommended since the latest amendment of the Code, on the other hand it shall inform about specific Corporate Governance related facts which arose in the reporting year 2005.

The annual joint declaration of conformity issued by the Executive Board and the Supervisory Board was last updated in March 2006. It states the Company’s complete compliance with the Code. Consequently, the compensations of the Executive Board and the Supervisory Board are also reported individualized in this report and the annex to the individual and consolidated financial statements for 2005, respectively.

Both this Corporate Governance Report and the latest declaration of conformity are published in the Annual Report and on the AIXTRON corporate website in German and English. According to section 3.10. of the Code, AIXTRON also keeps previous declarations of conformity available on its website for five years. The following declarations of conformity according to section 161 German Stock Corporation Act (Aktiengesetz) have been issued so far:

Date	Code-Version	Deviation from the Code

December 2002	Februar 26, 2002	None

December 2003	May 21, 2003	Deviations: 4.2.4. (Individualized reporting of the compensation of the Executive Board); 5.4.5., Para. 3 (Individualized reporting of the compensation of the Supervisory Board)

August 2004	May 21, 2003

Deviations: 4.2.4. (Individualized reporting of the compensation of the Executive Board); 5.4.5., Para. 3 (Individualized reporting of the compensation of the Supervisory Board); 2.3.1., Para. 2 and 2.3.2. (Publication of General Meeting documents on the website and notification of the convening of the General Meeting)

March 2005	May 21, 2003	Deviations: 4.2.4. (Individualized reporting of the compensation of the Executive Board); 5.4.5., Para. 3 (Individualized reporting of the compensation of the Supervisory Board)

March 2006	June 2, 2005	None

Annual General Meeting

The Ordinary General Meeting took place in Aachen on May 18, 2005. The agenda, as well as the reports and documents required by law, were provided at the General Meeting, were sent to shareholders upon request, and were also published on the AIXTRON website (Section 2.3.1.). The provisions of the German Corporate Governance Code concerning the convention of the General Meeting were met as well (Section 2.3.2.).

Seven out of eight agenda points were due for approval. The approval rate was above 96% without exception. After the capital increase against contribution in kind by 24,967,885 shares, effective on March 14, 2005, the share capital entitled to vote represented 89,799,397 shares.

With the seventh agenda point, the modification of the Supervisory Board compensation and the respective amendment to the articles of association was resolved (please also refer to “Supervisory Board”).

Executive Board

AIXTRON AG’s Executive Board comprises the following four people by the end of 2005 (Section 4.2.1., Para. 1):

Name	Position	Appointment
Paul Hyland	President and Chief Executive Officer	April 1, 2002

Wolfgang Breme	Executive Vice President and
	Chief Financial Officer	April 1,2005

Dr. Bernd Schulte	Executive Vice President and
	Chief Operating Officer	April 1, 2002

Dr. William W.R. Elder	Executive Vice President
	(before: President and CEO of Genus, Inc.)	July 1, 2005

Christopher C. Dodson, previously Executive Vice President and Chief Financial Officer, left the AIXTRON AG Executive Board, effective April 1, 2005. At the same time, Stephen D. Perry and Timothy M. McEntee also left the Executive Board.

Supervisory Board

Following a Supervisory Board resolution taken on March 8, 2005, the Chairmen Committee has been dissolved, because of numerous overlaps with the activities of the Audit Committee. The composition of the Audit Committee has been newly defined on May 17, 2005. Since then, the Audit Committee comprises four members (Section 5.3.2.).

In a resolution passed during the annual general meeting on May 18, 2005 and following the respective amendment of the Company’s bylaws, the compensation for the Supervisory Board has been modified, in accordance with the German Corporate Governance Code, as follows: The compensation for individual members of the Supervisory Board shall be EUR 18,000, for the Chairman it shall be three times this amount, and for the Deputy Chairman one and a half times this amount. Members of the Supervisory Board shall receive in the aggregate a variable compensation of 1% of the Company’s retained earnings, less an amount corresponding to 4% of the paid-in contributions to the share capital. The Chairman of the Supervisory Board shall receive 6/17, the Deputy Chairman 3/17, and each other member of the Supervisory Board 2/17 of the variable compensation. The variable compensation shall be limited to four times the fixed compensation per Supervisory Board member. In addition, Supervisory Board members shall receive an attendance fee of EUR 1,500 for attending committee meetings, with the Chairman of the committee receiving twice this amount. The total annual attendance fee per Supervisory Board member shall be limited to one and a half times that person’s fixed compensation.

The Supervisory Board compensation (in Euro) for the year 2005 comprised in detail (Section 5.4.7.):

Supervisory Board Member	Fixed	Variable	Attendance fee	Total
Kim Schindelhauer (Chairman)	54,000	0	3,000	57,000
Dr. Holger Jürgensen (Dep. Chairman)	27,000	0	3,000	30,000
Prof. Dr. Wolfgang Blättchen	18,000	0	6,000	24,000
Karl-Hermann Kuklies	18,000	0	0	18,000
Prof. Dr. Rüdiger von Rosen	18,000	0	0	18,000
Joachim Simmroß	18,000	0	3,000	21,000

There have been no payments for advisory services provided individually in the previous year.

Prior to the Supervisory Board Meeting of December 2, 2005, each Supervisory Board member received a questionnaire from the Chairman examining the efficiency of the Supervisory Board activities. Based on the result of this examination, the Supervisory Board resolved, that it is acting efficiently in accordance with Section 5.6. of the Code.

Transparency

In the interest of maximum transparency, the shareholders, all capital market participants, financial analysts, shareholder associations and the media are regularly and promptly informed of the AIXTRON Group’s business performance (Section 6.3.). Various media including the Internet are used for this purpose. Among other things, the annual reports (within 90 days of the end of the financial year) and interim reports (within 45 days of the end of the reporting period) (Section 7.1.1., 7.1.2.) as well as ad-hoc bulletins and press releases in both German and English are posted on the Company’s website. Since AIXTRON’s start of trading on NASDAQ on March 15, 2005, these capital market reports and other information are also posted electronically on the EDGAR-webpage of the United States Securities and Exchange Commission SEC (Sections 6.3.-6.5.).

As per November 2005, AIXTRON AG has restructured their internet presence. Amongst other things, the recommendations of the German Corporate Governance Code regarding clear structure and bilingualism (Section 6.8.) have been followed.

The Executive Board publishes a notification according to § 25, Section 1 (1) of the German Securities Trading Act (“WpHG”) immediately upon being informed that a party has exceeded or dropped below the threshold of 5, 10, 25, 50 or 75 percent of AIXTRON AG’s voting rights by acquiring or selling the Company’s shares or through any other action (Section 6.2.). Three such notifications were published in year 2005.

Transactions by persons with management duties according to § 15a WpHG are published without delay after receipt of the notification on the AIXTRON webpage under the category Investors/ Directors Dealings (Section 6.6., Para. 1). In the previous year, two such transactions were published.

By the year end 2005, the members of the AIXTRON Supervisory Board directly and indirectly owned 1,071,523 or 1.2% of the shares issued by the Company. The AIXTRON Executive Board directly and indirectly owned 121,747 or 0.14% shares or ADS (American Depositary Shares) and 414,618 stock options on shares or ADS of the Company by December 31, 2005 (Section 6.6., Para. 2).

Reporting

The AIXTRON Group’s accounts have been prepared in accordance with IFRS (International Financial Reporting Standards) for the first time in fiscal year 2005 (Section 7.1.1.). The impacts of the switch of accounting principles from US GAAP (Generally Accepted Reporting Standards) to IFRS are explained in detail in the Notes to the Annual Financial Statements. The separate parent-company annual financial statements 2005 for AIXTRON AG are prepared in accordance with German accounting standards (HGB).

AIXTRON AG has set up the following three stock option plans (Section 7.1.3.), which reserve ordinary shares or AIXTRON ADS for issuance to members of the Executive Board, management and employees (more details in the Notes to the Financial Statements):

AIXTRON Stock Option Plan 1999

Underlying shares (adjusted for splits)	3,000,000 ordinary shares

Maturity	15 years

Exercisable	Equal instalments of 25% p.a. after the second anniversary of the grant date

Exercise Price	Average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date

Hurdle	• Performance of the AIXTRON stock must exceed the performance of the Technology AS Price Index (formerly Neuer Markt Index) by at least 5%,
or
• the AIXTRON-turnover rises by at least 25% per year and the profit/revenue ratio is at least 12%.
• Regardless of fulfilment of these conditions, the stock options can be exercised when 15 years have elapsed.

Stock options as per Dec. 31, 2005	Exercise Price	Outstanding	Exercisable	Weighted average life to maturity (years)
	(EUR)
	18.70	406,824	406,824	8.50
	67.39	440,952	110,238	9.50
	26.93	472,300	0	10.50
	7.48	767,880	0	11.50
		2,087,956	517,062

AIXTRON Stock Option Plan 2002

Underlying shares (adjusted for splits)	3,511,495 ordinary shares

Maturity	10 years

Exercisable	Equal instalments of 25% p.a. after the second anniversary of the grant date

Exercise Price	Average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date

Hurdle	Premium of 20% over the average closing price

Stock options as per Dec. 31, 2005	Exercise Price	Outstanding	Exercisable	Weighted average life to maturity (years)
	(EUR)
	3.10	797,670	119,418	7.50
	6.17	1,046,875	0	8.50
		1,844,545	119,418

Genus Stock Option Plan 2000

Within the scope of the acquisition of Genus, Inc. the Company adopted the Genus Incentive Stock Option Plan 2000. At the date of acquisition options were authorized to purchase 3,948,014 Genus shares of common stock under this plan. At the date of acquisition, these options were converted into options to purchase 2,013,487 AIXTRON ADS.

Options granted before October 3, 2003 vest over a three-year-period and expire five years from the date of grant. Options granted after October 3, 2003 vest over a four-year-period and expire in ten years from the date of grant.

Stock options as per December 31, 2005 (Genus plan)

Average Exercise Price (USD)	Range of Exercise Prices (USD)	Outstanding	Exercisable	Weighted average life to maturity (years)

5.86	2.10 to 12.73	943,816.00	645,493.00	3.73
4.73	4.61 to 12.06	398,055.00	287,133.00	8.70
4.04	3.99 to 4.27	23,205.00	5,410.00	9.08
		1,365,076.00	938,036.00

Aachen, March 2006

For the Supervisory Board of AIXTRON AG	For the Executive Board of AIXTRON AG

Kim Schindelhauer	Paul Hyland
(Chairman)	(Chairman

Declaration of Conformity

In accordance with section 161 German Stock Corporation Act (Aktiengesetz), the Executive Board and the Supervisory Board of AIXTRON AG declare:

The recommendations of the Government Commission of the German Corporate Governance Code (Regierungskommission “Deutscher Corporate Governance Kodex”), published by the Federal Ministry of Justice (Bundesministerium der Justiz) in the official section of the electronic Federal Gazette as applicable from time to time, have been complied with since the latest Declaration of Conformity of March 2005, except for sections 4.2.4 and 5.4.5 paragraph 3.

In the future, they will completely be complied with.

Aachen, March 2006

AIXTRON AG

Executive Board	Supervisory Board

Paul Hyland	Kim Schindelhauer
Chairman of the Executive Board	Chairman of the Supervisory Board

Group Management Report as of December 31, 2005

1. Preliminary Remarks	30

2. Business and Operating Environment	30

2.1. Corporate Structure	30

2.2. Management and Control	31

2.3. Products, Business Processes, Locations	33

2.4. Manufacturing and Environmental Protection	37

2.5. Strategy and Competitive Positioning	38

2.6. Key Performance Indicators	39

2.7. Legal and Economic Factors	40

2.8. Research and Development	41

3. Summary of Business Development	43

4. Share Price and Investor Relations	48

5. Results of Operations, Financial Position, and Net Assets	51

5.1. Results of Operations	51

5.1.1. Development of Revenues	52

5.1.2. Cost Structure	53

5.1.2.1. Cost of Sales	53

5.1.2.2. Operating Costs	54

5.1.3. Development and Use of Results	55

5.1.4. Development of Order Intake and Order Backlog	55

5.2. Financial Position	56

5.2.1. Principles and Goals of Corporate Financial Management	56

5.2.2. Funding	57

5.2.3. Investments	60

5.2.4. Liquidity	61

5.3. Net Assets	62

5.3.1. Goodwill	63

5.3.2. Other Intangible Assets	63

5.3.3. Trade Receivables	63

5.3.4. Human Resources and Social Commitment	64

5.4. Management Assessment of Company Situation	66

6. Report on Post-Balance Sheet Date Events	66

7. Risk Report	67

7.1. Risk Management	67

7.2. Single Risk Factors	68

8. Report on Expected Developments	71

8.1. Future Strategic Positioning	71

8.2. Future Economic Environment and Opportunities	72

8.3. Expected Results of Operations and Financial Position	73

Group Management Report as of December 31, 2005

1. Preliminary Remarks

This management report contains forward-looking statements, i. e., statements that are not historical facts, but statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and AIXTRON undertakes no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” and elsewhere in this report.

2. Business and Operating Environment

2.1 Corporate Structure

This management report relates to the consolidated financial statements of AIXTRON AG including the following operating subsidiaries (collectively referred to as “AIXTRON,” “the AIXTRON Group,” or “the Company”): AIXTRON Inc., Atlanta, United States of America; Thomas Swan Scientific Equipment Ltd., Cambridge, United Kingdom; Epigress AB, Lund, Sweden; AIXTRON cshs, Seoul, South Korea; AIXTRON KK, Tokyo, Japan; AIXTRON Taiwan Co. Ltd., Hsinchu-City, Taiwan; and, upon completion of a share-for-share exchange on March 14, 2005, Genus, Inc., Sunnyvale, California (USA) and its subsidiaries.

Significant Subsidiaries as of December 31, 2005

Name	Jurisdiction of Incorporation	Ownership Interest

AIXTRON Inc.	Georgia, USA	100%
Thomas Swan Scientific Equipment Ltd.	England and Wales	100%
Epigress AB	Sweden	100%
AIXTRON cshs	South Korea	100%
AIXTRON KK	Japan	100%
AIXTRON Taiwan Co. Ltd.	Taiwan	100%
Genus, Inc.	California, USA	100%

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All financial information contained in this Management Report, including comparable prior-year numbers, is reported in accordance with IFRS. The Company has previously reported its consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (“US GAAP”).

2.2 Management and Control

Executive Board

As of December 31, 2005 AIXTRON’s Executive Board consisted of the following four individuals:

Name	Position	Appointment

Paul Hyland	President and Chief Executive Officer	April 1, 2002
Wolfgang Breme	Executive Vice President and Chief Financial Officer	April 1, 2005
Dr. Bernd Schulte	Executive Vice President and Chief Operating Officer	April 1, 2002
Dr. William W.R. Elder	Executive Vice President (before: President and CEO of Genus, Inc.)	July 1, 2005

Christopher C. Dodson, previously Executive Vice President and Chief Financial Officer, left the AIXTRON AG Executive Board, effective April 1, 2005.

Stephen Duane Perry, previously Executive Vice President and member of the AIXTRON Executive Board, left the AIXTRON AG Executive Board, effective April 1, 2005 and assumed executive management responsibilities for AIXTRON’s subsidiary Genus, Inc.

Timothy McEntee, previously Executive Vice President and member of the AIXTRON AG Executive Board, left the AIXTRON AG Executive Board, effective April 1, 2005.

Supervisory Board

As of December 31, 2005 AIXTRON’s Supervisory Board consisted of the following six individuals:

Supervisory Board Member	Member since

Kim Schindelhauer (Chairman)	2002
Dr. Holger Jürgensen (Dep. Chairman)	2002
Prof. Dr. Wolfgang Blättchen	1998
Karl-Hermann Kuklies	1997
Prof. Dr. Rüdiger von Rosen	2002
Joachim Simmroß	1997

Information on other board memberships of each AIXTRON Supervisory Board member and on their compensation is contained in notes 31 and 39 to the consolidated financial statements.

Principles of Executive Board Member Compensation

For the year ended December 31, 2005, compensation paid to the members of the Executive Board totaled € 1.4 million.

The remuneration of the Executive Board includes a fixed remuneration, a variable component, and a component with a long-term-incentive effect.

The basis of assessing the variable component is AIXTRON’s Group net income, adjusted by additions to or withdrawals from revenue reserves (“modified Group net income”), generated in a given financial year. In case of net income generated, each member of the Executive Board will be paid 1.5% of AIXTRON’s modified Group net income as a bonus. For the President and Chief Executive Officer it is 3.0% of net income.

In terms of long-term incentive remuneration, members of the Executive Board have not been granted any new options to receive AIXTRON shares in 2005. Additionally, no Executive Board member has excersised his right to receive AIXTRON shares in 2005.

Directors and Officers Liability Insurance (“D&O Insurance”)

The Company has taken out liability insurance that covers the activities of members of the Executive Board as well as members of the Supervisory Board. The policy has a limit of indemnity of € 10.0 million per insured event and year and provides for a deductible of € 25,000 per Executive Board member per year each.

2.3. Products, Business Processes, Locations

AIXTRON is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, signaling and lighting, displays, as well as a range of other leading-edge technologies.

The Company markets and sells its products worldwide, principally through its direct sales organization and appointed agents.

	Compound	Organic	Silicon
Material	Semiconductors	Semiconductors	Semiconductors

Systems Technology	MOCVD	OVPD®	CVD
ALD
AVD®

Systems	Planetary Reactor	Gen1 Prototype	Lynx 3 CVD
	CCS Reactor	Gen1 R&D Tool	Stratagem 300 ALD
	SiC Reactor	Gen2 Production Tool	Stratagem R2 ALD Tricent® AVD® / SiGe

Potential	LEDs	OLEDs for displays	Metal and Oxide films for CMOS gate stacks
Applications/
Devices

	Optoelectronics (photo diodes, lasers, modulators for Telecom/Datacom)	OLEDs for solid state lighting	Metal and Oxide films for capacitor structures in DRAMs and FeRAMS

	Laser devices for consumer electronics (CDs, DVDs)	Organic transparent thin film solar cells	SiGe and SSi expitaxial layers for CMOS

	High-Frequency devices (HBTs, HEMTs) for wireless datacom	Electronic semiconductor structures for flexible displays and RFID	MEMS – Micro Electronic Mechanical Systems

	SiC based Schottky Diodes		TFH – Thin Film Heads for data storage hard disk drives

Solar cells

AIXTRON’s business activities include developing and producing equipment for coating semiconductors, process engineering, installing laboratory equipment, consulting and training as well as ongoing customer support.

AIXTRON’s products range from customized production-scale chemical vapor deposition systems capable of producing up to 95 two-inch diameter wafers per single production run, to small systems for research and development use and small-scale production. Over 200 customers worldwide use AIXTRON technology. To date, over 1,200 AIXTRON systems have been installed globally.

Demand for AIXTRON’s products is driven by the sustained miniaturization, increased processing speed and efficiency, and reduced cost of ownership demands for microelectronic components. The ability of AIXTRON’s products to precisely deposit thin material films and the ability to control critical surface dimensions in these components, enables manufacturers to improve both yield and quality in the fabrication of advanced microelectronic devices.

AIXTRON also offers a comprehensive range of peripheral equipment and services, including products capable of monitoring the concentration of gases in the air and of cleaning the exhaust gas from metal organic chemical vapor deposition processes. The Company also assists its customers in designing the production layouts of tubing and switching devices for the gas supply to thin film deposition systems, through to a full installation service of “clean room” laboratories (laboratories with reduced particle counts per volume). Additionally, the Company offers its customers process technology, training and consulting services.

AIXTRON’s Global Service Organization (“GSO”) provides a full range of customer services, from the initial customized development of an AIXTRON system through to the final installation and ongoing operational support of a system. The AIXTRON Group’s onsite application laboratories in Aachen, Germany and Sunnyvale, California are equipped for leading edge research and development and are utilized for the development of customized solutions for the Company’s customers. AIXTRON’s GSO service managers, process engineers and service technicians also provide systems consulting as well as installation and process support.

In recent years, the Company has begun diversifying into next-generation technologies. These include silicon wafer applications, such as systems employing Atomic Vapor Deposition (or “AVD®”) technology, and applications and equipment employing Organic Vapor Phase Deposition (or “OVPD®”), involving the deposition of particularly thin organic material by means of a condensation deposition technology for the production of organic light emitting diodes (or “OLEDs”), which are currently being used in new high-performance display products and are seen to have relevance to potential future lighting and solar applications.

Through the acquisiton of Genus, Inc. (Sunnyvale, California) on March 14, 2005, AIXTRON has gained additional production-proven deposition technology, relevant for both the silicon semiconductor and data storage industries. Genus, Inc. broadens AIXTRON’s technology expertise to include a comprehensive range of production-qualified deposition technologies for the silicon industry: Atomic Layer Deposition (“ALD”), Atomic Vapor Deposition (“AVD®”), and Chemical Vapor Deposition (“CVD”).

The Company is headquartered in Aachen, Germany, and had a total of 11 facilities worldwide as of December 31, 2005:

Facilities as of December 31, 2005

Facility Location	Approximate Size (sq. m.)	Use

Aachen, Germany (owned)	7,260	Headquarters, Manufacturing, Sales, Research and Development

Herzogenrath, Germany (owned)	12,457	Manufacturing, Sales and Service, Engineering

Cambridge, UK (leased)	2,180	Manufacturing, Sales and Service, Engineering

Lund, Sweden (leased)	449	Engineering, Service

Sunnyvale, CA, USA (leased)	9,300	Manufacturing, Sales and Service, Engineering, Research and Development

Chicago, IL, USA (leased)	149	Sales and Service

Seoul, South Korea (leased)	1,032	Sales and Service

Shanghai, China (leased)	145	Sales and Service

Hsinchu, Taiwan (leased)	643	Sales and Service

Tokyo, Japan (leased)	150	Sales and Service

Kawasaki, Japan (leased)	187	Sales and Service

2.4. Manufacturing and Environmental Protection

AIXTRON has manufacturing sites in Aachen and Herzogenrath, Germany, in Cambridge, United Kingdom, and in Sunnyvale, California. The equipment for AIXTRON’s international customers is developed, produced, assembled, and tested in these locations. Many of the development and production processes are computerized.

AIXTRON is principally involved in the final assembly stage of the production process as well as final equipment tuning and testing. The Company purchases most of the components required to manufacture the equipment from third-party suppliers. AIXTRON’s contractors and suppliers are selected and qualified to both supply the source material and standard components as well as partially assemble individual equipment parts. There are typically several suppliers for each component of the AIXTRON equipment. AIXTRON always carries out final assembly and product testing itself.

Since 1994, AIXTRON has, each year, been awarded unlimited ISO-9001 certification. In December 2003, the process-oriented management system was successfully certified in accordance with DIN EN 9001:2000. On the basis of customer requirements and specifications, the Company works together with a series of independent certification companies, such as “TÜV” in Germany or “UL” or “ETL” in the USA.

Environmental protection and the responsible use of resources are an essential part of AIXTRON’s business strategy. The Company’s engineers work diligently to continuously improve AIXTRON’s systems, both in terms of resource conservation and environmentally-friendly design and function.

In Research and Development, simulation techniques are an important tool to reduce material and energy-intensive manufacturing and testing processes as well as reducing natural resource consumption to a minimum.

AIXTRON and its suppliers jointly use a standardized, environmentally friendly reusable packaging system which reduces waste and optimizes stock management. The Herzogenrath, Germany location has a solar cell system installed, via which the building is provided with emergency and safety lighting.

2.5. Strategy and Competitive Positioning

AIXTRON is strategically positioned as one of the world’s leading manufacturers of state-of-the-art deposition equipment for the production of complex materials for the semiconductor industry: Compound Semiconductors (MOCVD equipment), Silicon Semiconductors (AVD®, ALD, CVD equipment) and Organic Semiconductors (OVPD® equipment).

Systems for Compound Semiconductor Manufacturing

AIXTRON’s main competitor in the market for MOCVD equipment is the Process Equipment Group of Veeco Instruments Inc./USA. AIXTRON also competes with a number of different Asian manufacturers who operate principally within their own regional markets. These include Nippon Sanso/Japan and Nippon EMC/Japan, amongst others. Based on market research by VLSI Research, Inc. it is estimated that the share of the MOCVD equipment market held by AIXTRON in 2004 was 63 percent (total market value: US$ 232 million). The Company’s strongest competitor in terms of sales, Veeco Instruments Inc., had an estimated market share of 22 percent for the same period. The Company anticipates a share in excess of 60 percent in the global MOCVD market for 2005.

Systems for Silicon Semiconductor Manufacturing

In the CVD, AVD® and ALD equipment markets, AIXTRON competes with a variety of other companies. These include Applied Materials, Inc./USA, Tokyo Electron, Ltd./Japan, ASM International N.V./Netherlands, Veeco Instruments Inc./USA, IPS Technology/South Korea, Jusung Engineering Co., Ltd./South Korea, Aviza Technology, Inc./USA und Hitachi Kokusai Electric Co., Ltd/Japan.

Based on market research by VLSI Research, Inc. it is estimated that Genus, Inc. (acquired by AIXTRON in March 2005) in 2004 held an 11% share in the developing ALD systems market (total market value: US$ 121 million), a 10% share of the established market for tungsten silicide CVD systems (total market value: US$ 251 million) and a share of approximately 28% of the tungsten silicide CVC systems sold to DRAM memory chip manufactures (total market value: approximately US$ 90 million).

With the available silicon semiconductor manufacturing technologies, AIXTRON is well positioned for the introduction of the next generation of sub 75 nm memory and logic integrated circuits (ICs). These technologies enable extremely high precision in producing very thin layers and facilitates the even coating of three-dimensional microelectronic device structures, offering new material coating possibilities for the next generation of computer chips, and, in AIXTRON’s view, promising high development potential for the future.

Systems for Organic Semiconductor Manufacturing

In the market for Organic Semiconductor equipment, AIXTRON competes with established manufacturers such as Ulvac Inc./Japan, Tokki Corporation/Japan, Applied Films/USA and Germany, Doosan DND Co., Ltd./South Korea, and Sunic System/South Korea as well as a number of smaller companies. While these competitors use established vacuum thermal evaporation technology (VTE) to produce organic light emitting diodes (OLEDs) on the basis of smaller organic molecules (so-called small molecule OLEDs/SM OLEDs), AIXTRON offers to OLED manufacturers its own highly innovative organic vapor phase deposition (OVPD®) technology. As AIXTRON is currently in the market entry phase, AIXTRON market share information is not meaningful at this point. However, the acceptance of the first AIXTRON Gen2-OVPD®- system for the mass production of OLEDs by RiTdisplay Corporation, a leading manufacturer of OLED displays, in 2005, marks a significant step forward towards market acceptance of AIXTRON’s OVPD® technology.

Based on AIXTRON’s established gas phase transport technology, already being utilized in AIXTRON’s MOCVD systems, as well as the Company’s proprietary Close Coupled Showerhead (CCS) technology, OVPD® has advantages over conventional VTE deposition equipment, such as precise control of deposition rates, long-term process stability and reproducibility, high throughput due to high deposition rates, high yield due to excellent uniformity, low maintenance and running costs due to highly efficient material utilization etc. The OVPD® gas phase process further enables the realization of complex device structures, including graded layers.

Due to the superior process technology and the potential for reducing manufacturing costs, OVPD® technology, in AIXTRON’s opinion, has the potential to enhance or even replace VTE. AIXTRON is positioned as a key system supplier for next generation OLEDs, to be used in innovative, self-lumi-nous displays which have the potential to make today’s display technologies such as liquid crystal displays (LCDs) and plasma displays (PDPs) redundant at some point in the future.

2.6. Key Performance Indicators

The Executive Board has implemented numerous systems and procedures to manage, monitor, analyse, and document Company risks and opportunities. For that purpose, a Key Performance Indicator (KPI) system is being implemented across the Company, addressing the areas of Management, Logistics, Production, Service, Sales, and Finance. The extension and further development of this KPI system is expected to continue into 2007. In 2005, the areas “Market” and “Finance” were the most prominent control areas AIXTRON’s Executive Board focussed on.

In the “Market” control area, AIXTRON is pursuing a market-led product development strategy through the careful examination of market trends and customer requirements. In order to achieve the Company’s primary strategic target of diversifying AIXTRON’s core deposition technology into new end user applications, the Company acquired CVD and ALD equipment technology for the manufacturing of silicon semiconductors through the takeover of Genus, Inc. in March 2005, thereby gaining additional access to this important material applications market.

In the “Finance” control area, the Executive Board uses a range of internal and external key performance indicators, most importantly: total sales revenue and net result data. Due to the difficult market conditions, total 2005 sales revenues, including revenues generated by Genus, Inc., declined year over year and a net loss was incurred.

2.7. Legal and Economic Factors

As an internationally active high-end technology manufacturer, AIXTRON’s business has the potential to be significantly affected by the highly volatile nature of the semiconductor markets, by the US$/€ exchange rate risk and by its ability to secure innovative technologies through patenting.

Market volatility

The semiconductor equipment market has historically been volatile and has followed the general trend of the semiconductor device market. The entire semiconductor industry has, in the past, been heavily impacted by extreme fluctuations in availability of, and demand for, semiconductors. The global market for semiconductor equipment is characterized by rapid technological change and high customer service demands.

In 2005 the market for compound semiconductor deposition equipment suffered from low demand, leading to a drop in sales revenues for this equipment.

Patents

AIXTRON secures its technology by patenting inventions and know-how , provided it is strategically expedient for the Company to do so. As of December 31, 2005, 101 patent-protected inventions were in use, of which 13 were registered in the reporting period. Patent protection for these inventions applies, although not exclusively, in the sales markets relevant for AIXTRON and at its main competitors’ production locations, particularly in Europe as well as in Japan, South Korea, Taiwan and the United States. These patents are maintained and renewed annually and will expire between 2006 and 2025.

Exchange rate risk

A significantly large portion of AIXTRON’s sales are processed in US$, but the Company’s consolidated financial results are reported in €. As a significant part of the Company’s sales revenues is generated in US$ and a significant part of the costs are incurred in €, any weakening of the US$ against the € will negatively impact the sales revenues and period results reported.

Of the equipment orders received in 2005, 76 percent were denominated in US$, compared to 77 percent in 2004. Approximately 31 percent of equipment-related cost of sales in 2005 were denominated in US$.

In 2005 the US$ appreciated against the €. The value of the US$ against the € rose from US$ 1.34/€ as of December 31, 2004 to US$ 1.18/€ as of December 31, 2005.

In order to minimize the US$/€ exchange rate risks, the Company applies forward exchange contracts as currency exchange hedging instruments.

2.8. Research and Development

As a high-technology company, AIXTRON maintains a strong research and development (R&D) infrastructure, with significant resources devoted to R&D projects. AIXTRON’s R&D activities are criticial for the Company’s long-term strategy to position itself as one of the world’s leading provider of nano deposition equipment for the manufacture of complex device structures for the semiconductor industry.

AIXTRON’s R&D organization works closely with its own global sales and service organization to develop systems, tailored to customers’ individual needs.

AIXTRON maintains its own R&D laboratories in Aachen, Germany and in Sunnyvale, California. These in-house laboratories are equipped with AIXTRON systems for researching new equipment and processes, as well as for producing reference samples of semiconductor materials. As part of the R&D efforts employed, AIXTRON regularly collaborates with well-known universities and research centers worldwide and participates in numerous government and European Union-funded development projects.

million €	2005	2004	Change %
R&D expenses	30.5	20.4	50%
R&D expenses, % of sales	22%	15%
R&D employees (annual average)	188	147	28%
R&D employees, % of total headcount (annual average)	33%	35%

The year-over-year increase in R&D expenses was largely due to exceptional amortization charges totaling € 5.3 million. Additionally, the consolidation of Genus, Inc. into the AIXTRON Group added € 5.6 million in R&D expenses to the AIXTRON R&D expenses since the date of acquisition (March 14, 2005).

On November 7, 2005, AIXTRON announced that RiTdisplay Corporation, a leading manufacturer of OLED displays, had signed the system acceptance of the first AIXTRON Gen2 OVPD® system for the mass production of OLEDs. The engineering teams of RiTdisplay and AIXTRON qualified OVPD® technology for the planned manufacture of OLED devices for full color display applications. The b-testing co-operation had previously yielded OLED device structures that were seen to perform better than devices previously manufactured with conventional technology (VTE).

In AIXTRON’s opinion, the customer qualification of AIXTRON’s Gen2 manufacturing tool is an important step towards market acceptance of AIXTRON’s OVPD® technology.

In the reporting period, the AIXTRON Group completed the installation and hardware qualification of an AIXTRON Gen1 OVPD® R&D and pilot production tool at Philips Lighting, Aachen, Germany. AIXTRON, Philips and Merck-Covion utilize this tool for the development of large-area OLEDs, targeted specifically at future lighting applications, within a joint research project, funded by the German Federal Ministry of Education and Research.

Additionally, in 2005 the AIXTRON Group completed the hardware installation and process qualification of a 200/300 mm multi-chamber Tricent® tool at IMEC, a world-leading independent research center in nanotechnology. The installation of this tool, which utilizes the Company’s Atomic Vapor Deposition (AVD®) technology, marks an important milestone in IMEC’s research efforts to develop innovative gate electrodes for sub-45 nanometer CMOS transistors. Following the successful tool start-up, the AIXTRON Group and IMEC’s other industrial project partners such as Intel, Samsung,

ST Microelectronics, Matsushita, Philips, and Texas Instruments will focus on further research into the deposition of novel high-k and metal materials for the next generation of transistor structures. Due to recent market developments, the patents and process know-how acquired from this joint development project were written off (see also note 13, “Intangible Assets”, to the consolidated financial statements).

3. Summary of Business Development

Difficult Market Conditions Continue

While world real gross domestic product grew by an estimated 3.4 percent and semiconductor industry revenues rose by an estimated 6.9 percent, spending on wafer front end (WFE) equipment declined year over year by an estimated 8.8 percent in 2005.

WFE equipment spending, which includes spending on deposition tools supplied by AIXTRON, was, amongst other things, negatively affected by

•                  the delayed introduction of innovative materials in the silicon semiconductor industry,

•                  price pressure and industry consolidation in the compound semiconductor industry, and

•                  a general equipment spending downturn driven by lower-than-expected end user market demand, especially for electronic consumer applications.

Based on preliminary AIXTRON estimates, the total MOCVD equipment market size declined in 2005 due to low customer capital spending, an ongoing consolidation of the LED manufacturing industry in Asia, and delays in the introduction of a number of new LED end market applications (e.g., LED-based LCD TV backlighting and mobile phone LED camera flash). However, overall demand in the LED manufacturing industry, which represents a significant market for AIXTRON’s compound semiconductor deposition equipment, is expected to have grown modestly in 2005.

Similarly, manufacturers of laser diodes, another important customer group for AIXTRON’s compound semiconductor equipment, saw the introduction of a new industry standard for DVD and CD blue lasers delayed by the two competing formats, Sony’s Blu-Ray standard and Toshiba’s HD DVD standard.

The silicon semiconductor industry, another major target market for AIXTRON’s deposition equipment, is proving equally fluid in the estimated timings on the introduction of new materials and technologies for the mass production of next-generation integrated circuit (“IC”) devices. Additionally, weaker demand for Dynamic Random Access Memory (“DRAM”) devices in 2005 negatively affected AIXTRON’s CVD equipment business acquired from Genus, Inc., as DRAM manufacturers adjusted to accommodate industry overcapacities and anticipated further price corrections.

Against that backdrop, AIXTRON experienced a slight year-over-year reduction in total revenues. Including revenues generated by Genus, Inc. since March 14, 2005 (totaling € 29.9 million, or 21 percent of total revenues), overall AIXTRON Group revenues for 2005 decreased slightly year over year, to € 139.4 million (previous year: € 140.0 million).

Largely due to the consolidation of Genus, Inc. and lower revenues generated from the compound semiconductor business, the Company incurred a net loss before special effects of  € 23.2 million in 2005.

However, balance sheet adjustments totaling € 30.3 million resulted in a reported net loss of  € 53.5 million for 2005 (previous year: net income of € 7.7 million).

Special Effects in 2005

million €

Net loss (IFRS)	(53.5)

Asset impairment	28.2

Inventories	1.6

Property, plant, and equipment	1.6

Other intangible assets	11.2

Goodwill (IAS 36)	13.8

Accruals	1.5

Restructuring	0.4

Reserve for pending losses	1.1

Tax effects	0.6

Special tax effects	0.6

Subtotal Special Effects	30.3

Net loss before special effects (IFRS)	(23.2)

Due to the deteriorating market conditions experienced throughout the year, AIXTRON reduced its total revenue guidance to the market from an estimated range of € 160-170 million (guidance given on May 11, 2005) to approximately € 140 million (guidance given on November 3, 2005).

Equipment order intake increased year over year by 2 percent to € 113.6 million in 2005 and included € 85.7 million in order intake denominated in US$, converted into € at an exchange rate of 1.35 US$/1 €.

Total 2005 equipment order intake included € 37.1 million in orders received for silicon semiconductor equipment of which almost all was contributed by Genus, Inc. These silicon semiconductor equipment-related orders included orders € 36.3 million in order intake denominated in US$, converted into € at an exchange rate of 1.35 US$/1 €.

The reduced demand for AIXTRON’s core compound semiconductor equipment was the single largest factor contributing to the decline in revenues and order intakes. However, this decline was partially offset by additional revenues and equipment order intake generated from AIXTRON’s silicon semiconductor equipment business.

Genus, Inc., a specialized manufacturer of silicon semiconductor equipment, which was acquired by AIXTRON AG in March 2005, contributed significantly to AIXTRON’s 2005 semiconductor equipment business. In the view of the Company’s Executive Board, this development highlights the critical importance of AIXTRON’s current strategy to further diversify into new silicon end application markets.

Genus, Inc. Broadens AIXTRONs Product Portfolio

On March 14, 2005, AIXTRON completed the transaction to acquire the business of Genus, Inc. in Sunnyvale, California, an established deposition system supplier to the silicon semiconductor and data storage industries. Through the acquisiton of Genus, Inc., AIXTRON has gained production-proven deposition technology for both of these industries and consequently has inherited commercial relationships with some of the world’s leading silicon semiconductor and data storage companies.

Genus, Inc. broadens AIXTRON’s technology capabilities to include a comprehensive range of leading-edge deposition technologies for the silicon industry: Atomic Layer Deposition (ALD), Atomic Vapor Deposition (AVD®), and Chemical Vapor Deposition (CVD).

•                  Through the StrataGem high-volume production tools, Genus, Inc. adds production-proven ALD technology, targeted both at traditional silicon applications for the production of DRAM capacitors and at data storage applications for the production of Thin Film Heads (TFH).

•                  Genus, Inc.’s ALD technology complements AIXTRON’s existing AVD® technology, providing the AIXTRON Group’s diverse customer base with a broad portfolio of deposition technologies.

•                  While the application of AVD® technology is focussed on very precise planar deposition processes (for example in transistor gate stacks), ALD offers distinct benefits in the deposition of challenging vertical device structures (for example in stack or trench DRAM structures).

•                  Genus, Inc.’s LYNX series of metal CVD processing equipment is targeted at DRAM and Flash Integrated Circuits (“IC”) applications, memory devices that are used, for example, in personal computers, digital cameras, and cellular telephones.

•                  Genus, Inc.’s deposition technology also enables the production of key components for the data storage industry (e.g., hard disk thin film heads, or, “TFH”) and other emerging industries (e.g., Micro Electro Mechanical Systems, or, “MEMS”).

The complementary set of skills and technologies acquired from Genus, Inc. supports AIXTRON’s strategy of diversifying its core expertise in vapor phase deposition technology into three three strategic materials: compound semiconductors, silicon semiconductors, and organic semiconductors.

4. Share Price and Investor Relations

Reflecting the difficult market conditions AIXTRON and the semiconductor equipment business as a whole faced throughout 2005, AIXTRON’s year-end closing share price declined by 8.9% year over year. This compares to a 14.7% year-over-year increase of the TecDax and a 1.4% increase of the Nasdaq Composite Index, both indices of which contain a large number of high-technology companies.

	2005	2004

AIXTRON Common Bearer Share

Year-end closing price (€)*	2.78	3.05
Year-end high (€)*	3.95	7.08
Year-end low (€)*	2.36	3.05

Daily trading volume**
- €	888,900	1,573,300
- shares	301,019	329,241

Number of shares issued, year end	89,799,397	64,831,512
Market capitalization, year end (million €)	249.6	197.7

Net result per share (€)***	(0.65)	0.12

AIXTRON ADS****

Year-end closing price (US$)*	3.19	na
Year-end high (US$)*	4.86	na
Year-end low (US$)*	2.78	na

Daily trading volume*****
- US$	193,600	na
- shares	57,460	na

*                                         XETRA trading

**                                  Average, XETRA trading

***                           Based on weighted average number of shares outstanding

****                    AIXTRON common bearer shares are traded on NASDAQ in the form of ADRs. Each AIXTRON ADR is equivalend to one AIXTRON common bearer share.

*****             Average, NASDAQ trading

Upon completion of AIXTRON’s acquisition of Genus, Inc., Sunnyvale, California, on March 15, 2005, AIXTRON American Depositary Shares (ADS) started trading on the NASDAQ in the United States, under the ticker symbol AIXG.

Effective September 30, 2005 the AIXTRON share was included in the eco-ethical nature stock index (NAI). Both the perceived environmental friendliness of the products manufactured on AIXTRON’s equipment (especially LEDs) and an environmentally sound Company policy were important factors behind the inclusion of the AIXTRON share in the NAI. The NAI is composed of 25 ecologically-oriented international companies. Further information can be found on the Web at www.nai-index.de.

AIXTRON Share Basic Data

Subscribed capital:	EUR 89,799,397

Shares/securities class:	89,799,397 ordinary (non-par-value) shares issued

Stock exchange listing:	Deutsche Börse: Prime Standard/Regulated Market
NASDAQ: NASDAQ SmallCap Market

Index membership:	TecDAX, NASDAQ Composite Index, MSCI World Small Cap Index, Nature Stock Index (NAI)

ISIN:	Ordinary shares: DE 000 506 6203
ADS: US 009 606 1041

Security codes:	XETRA:	AIX
	NASDAQ:	AIXG
	Reuters:	AIXG.DE
	Bloomberg:	AIX GY

Designated sponsors:	Commerzbank AG, equinet AG

Trading platforms:	Germany:	XETRA and floor Frankfurt, Berlin-Bremen, Düsseldorf, Hamburg, München, Stuttgart
	USA:	NASDAQ Small Cap Market

AIXTRON is committed to provide its stockholders with accurate, timely, and relevant information on strategic and financial aspects of its business. The Company provides up-to-date information about financial results, strategies, and product and market trends through investor roadshows and conferences in many of the world’s important financial centers.

In 2005, the Company’s Executive Board members spent 45 man-days on international analyst roadshows and conferences and hosted a large number of one-on-one meetings and conference calls with leading institutional and broker analysts. As of year end 2005, the Company was followed by a total of 26 financial analysts, with US investment banking and asset management firm Needham & Co. initiating coverage of AIXTRON in 2005.

In order to improve shareholder access to comprehensive financial information, the Company relaunched its investor relations website on November 21, 2005. Amongst other things, the new site at www.aixtron.com features an enhanced web layout and an improved navigation, real-time share price charts, audio replays of investor conference calls, access to AIXTRON’s filings with the United States Securities and Exchange Commission, and an up-to-date overview of AIXTRON’s product portfolio, including technologies obtained through the acquisition of Genus, Inc.

In the Company’s opinion, the new investor relations website makes an important contribution to AIXTRON’s overall transparency and improves the quality of the Company’s overall communications. Reflecting this belief, the ranking of AIXTRON’s website improved signficantly within the TecDax group of issuers, according to independent website consultants.

5. Results of Operations, Financial Position, and Net Assets

5.1. Results of Operations

The results of operations of the AIXTRON Group in 2005 include the results of operations of Genus, Inc. and its subsidiaries, which have been consolidated into AIXTRON’s results of operations since March 14, 2005. The comparative values for 2004 do not include the results of Genus, Inc.

Key financial information regarding the AIXTRON Group’s results of operations is summarized in the following table:

million €	2005	2004
Sales revenues	139.4	140.0

Gross margin	34.7	52.4
Gross margin, % revenues	24.9%	37.4%

Operating result	(52.7)	9.7
Operating result, % revenues	(37.8)%	6.9%

Net result	(53.5)	7.7
Net result, % Revenues	(38.4)%	5.5%

Net result per share - basic	(0.65)	0.12
Net result per share - diluted	(0.65)	0.12

Order Intake	113.6	111.4
Order Backlog (December 31)	48.6	52.5

5.1.1. Development of Revenues

Silicon Business Contributes Significantly to AIXTRON Group Revenues

Despite the consolidation of Genus, Inc. into the AIXTRON Group, the Company’s total revenues in 2005 declined year over year.

The revenue decline was largely due to weak demand for compound semiconductor equipment, whereas revenues from AIXTRON’s silicon business interests rose significantly due to the consolidation of Genus, Inc. into the AIXTRON Group.

Equipment sales generated 81 percent of consolidated total revenues in 2005, compared to 83 percent in 2004. The remaining revenues were provided by spare parts sales and service.

	2005		2004
Sales revenues	139.4		140.0
of which from sale of silicon semiconductor equipment	32.7	23%	1.5	1%
of which from sale of compound semiconductor equipment and other equipment (OVPD®, SiC)	80.7	58%	115.1	82%

The Company’s revenues in 2005 continued to be largely generated in Asia:

Regional Revenue Split

	2005		2004		Change
	million €	%	million €	%	million €	%
Asia	103.0	74	108.1	77	(5.1)	(5)
Europe	22.1	16	13.6	10	8.5	63
USA	14.3	10	18.3	13	(4.0)	(22)
Group	139.4	100	140.0	100	(0.6)	0

5.1.2. Cost Structure

	2005		2004		Change
Cost Structure	million €	% of Revenues	million €	% of Revenues	million €	%
Cost of Sales	104.7	75	87.6	63	17.1	20

Operating Costs	87.4	63	42.7	31	44.7	105
Selling Expenses	27.8	20	18.3	13	9.5	52
General and Administrative Expenses	18.0	13	13.2	9	4.8	36
Research and Development Costs	30.5	22	20.4	15	10.1	50
Other Operating Income	(5.6)	(4)	(9.9)	(7)	4.3	(43)
Other Operating Expenses	2.9	2	0.7	1	2.2	314
Goodwill Impairment	13.8	10	0	0	13.8

5.1.2.1. Cost of Sales

Largely due to an increase in scheduled depreciation charges resulting from the Genus, Inc. acquisition, the Company’s cost of sales in 2005 increased year over year.

€ 7.5 million of the cost of sales were due to 2005 special effects described in section 3 (exceptional impairment charges on inventories and intangible assets, restructuring accruals).

Furthermore, cost of sales were negatively affected by a change in product and regional revenue mix. Accordingly, as compared to 2004, in 2005 the Company sold a higher proportion of lower-margin research and development systems. Moreover, against the backdrop of a continuing consolidation process in the LED manufacturing industry, AIXTRON’s production capacities were not fully utilized.

5.1.2.2. Operating Costs

Focus on Resource Efficiency and Cost Reduction

The year-over-year increase in operating costs in 2005 resulted largely both from special effects totaling € 22.2 million, and from the consolidation of Genus, Inc. into the AIXTRON Group totaling € 16.6 million.

€ 2.3 million of a total of € 45.8 million in selling, general and administrative (SG&A) expenses in 2005 were attributable to special effects from exceptional impairment charges and restructuring accruals. € 10.7 million of the year-over-year increase in selling, general and administrative (SG&A) expenses in 2005 were largely attributable to the consolidation of Genus, Inc. into the AIXTRON Group. Due to the acquisition of Genus, Inc. in 2005 both the variety of products and the number of sales channels have increased, leading to an increase in the complexity of AIXTRON’s sales and administrative structure.

The AIXTRON Group’s Research and Development (R&D) expenses in 2005 included special effects from exceptional depreciation charges totaling € 6.2 million on assets for the development of emerging markets technologies, such as OVPD® and Tricent®, as well as on assets for the development of the established MOCVD technology. Further information on AIXTRON’s R&D expenses can be found in section “Research and Development.”

In the reporting period, the Company implemented a number of cost reduction measures, including the reduction of the number of employees (see also section “Human Capital and Social Comittment”) and cost reduction measures in the following areas:

•                  Purchasing (leverage of purchasing synergies with volume benefits through the acquisition of Genus, Inc.),

•                  Manufacturing (manufacturing utilization efficiency through flexible work schedules and temporary plant shut-downs during periods of lower equipment utilization),

•                  Research and Development (project rescheduling, delayed capital expenditure on R&D projects), and

•                  Engineering (reduced costs through common generic engineering platform designs).

5.1.3. Development and Use of Results

Based on a decrease in total sales revenues and an increase in the cost of sales, AIXTRON’s gross margin totaled € 34.7 million 2005, as compared to € 52.4 million in 2004.

While based on special effects both the cost of sales and operating costs increased substantially year over year, and total revenues decreased slightly year over year, consequently the AIXTRON Group incurred a net loss after tax of € 53.5 million in 2005.

Based on a net accumulated loss of € 0 million for 2005 (net of a transfer of € 16.3 million from retained earnings) recorded by AIXTRON AG, the requirements for distributing a dividend were not met in 2005.

5.1.4. Development of Order Intake and Order Backlog

Order Intake for Silicon Semiconductor Equipment Partially Offsets Weaker Demand in Core Compound Semiconductor Equipment Business

The value of equipment orders received in 2005 rose year-over-year by 2%. Due to the acquisition of Genus, Inc. and the weak demand for compound semiconductor equipment, the share of silicon semiconductor equipment order intake in total equipment order intake rose significantly:

	2005		2004
Order Intake	113.6		111.4
of which Silicon Semiconductor Equipment	37.1	33%	4.5	4%
of which Compound Semiconductor Equipment and other equipment (OVPD®, SiC)	76.5	67%	106.9	96%

Order Backlog (December 31)	48.6		52.5
of which Silicon Semiconductor Equipment	11.7	24%	3.7	7%
of which Compound Semiconductor Equipment and other equipment (OVPD®, SiC)	36.9	76%	48.8	93%

5.2. Financial Position

5.2.1. Principles and Goals of Corporate Financial Management

AIXTRON seeks to achieve profitable growth through long-term value-adding investments, but above all, through technical innovation. To achieve the highest returns on the capital invested, AIXTRON concentrates is resources on those business opportunities that show the greatest potential for success.

The Company’s financial management follows a conservative and prudent approach. For instance, financial hedging instruments are not used for speculative purposes, but only for hedging currency exchange risks.

Furthermore, due to the potentially volatile high-tech nature of its business, AIXTRON believes that the business should be ideally financed primarily by equity and not by debt.

5.2.2. Funding

million €	Dec. 31, 2005	Dec. 31, 2004
Liabilities and Shareholders’ Equity
Subscribed capital	87.8	64.8
No. of shares: 87,796,614 (previous year: 64,831,512)
Additional paid-in capital	96.0	28.8
Retained earnings	(9.3)	44.2
Accumulated other comprehensive income	9.1	(0.8)
Total Shareholders’ Equity	183.6	137.0

Provisions for pensions	1.0	0.7
Other non-current liabilities	0.2	0.1
Other non-current accruals and provisions	3.1	0.0
Total non-current liabilities	4.3	0.8

Trade payables	17.5	13.9
Advanced payments from customers	11.8	13.5
Other current provisions and accruals	14.0	7.1
Other current liabilities	4.0	2.1
Current tax liabilities	1.4	0.1
Convertible bonds	0.0	0.0
Deferred revenues	0.7	1.8
Total current liabilities	49.4	38.5
Total Liabilities	53.7	39.3
Total Liabilities and Shareholders’ Equity	237.3	176.3

In line with its conservative financial management principles, the Company recorded no bank borrowings as of December 31, 2005. The equity ratio as of December 31, 2005, after AIXTRON’s acquisition of Genus, Inc., was 80 percent (78 percent as of December 31, 2004).

As of December 31, 2005, five banks, Deutsche Bank AG, Dresdner Bank AG, Commerzbank AG, HSBC Trinkaus & Burkhardt KGaA and Sparkasse Aachen, have provided advance customer payment guarantees to AIXTRON totaling € 11.9 million (December 31, 2004: € 8.7 million).

AIXTRON AG provides loans and other financial security to its subsidiaries where necessary to enable operations to continue efficiently. The Company has granted no security interest in its own land and buildings.

In order to support the development of future equipment technology, the Company continuously explores and assesses additional funding opportunities available in the market.

Corporate Actions

At a special meeting held on March 10, 2005, the shareholders of Genus, Inc. approved the transaction with the AIXTRON Group with a majority of approximately 61 percent of the shares entitled to vote at the meeting and 94 percent of the votes cast at the meeting.

On March 14, 2005, AIXTRON increased its share capital by issuing 24,967,885 new ordinary shares against all issued and outstanding Genus, Inc. common shares as contribution in kind. The number of issued AIXTRON shares increased from 64,831,512 as of December 31, 2004 to 89,799,397 as of March 31, 2005 (unchanged as of December 31, 2005).

In a stock-for-stock transaction, the shareholders of Genus, Inc. received 0.51 AIXTRON American Depositary Shares (ADSs) in exchange for each Genus, Inc. common share, with each AIXTRON ADS representing beneficial ownership of one AIXTRON bearer share.

Of the 24,967,885 new AIXTRON bearer shares 4,427,929 were used to serve the employee stock options program of Genus, Inc. and to cover both a convertible bond and warrants issued by Genus, Inc. At an issuing price of 3.72 € per new share (AIXTRON closing share price on XETRA as of transaction close date of March 14, 2005) AIXTRON’s shareholders’ equity increased by € 82.7 million.

On March 15, 2005, the AIXTRON Group’s ADSs started trading on the NASDAQ in the United States under the ticker symbol AIXG.

At the AIXTRON AG ordinary stockholders’ meeting on May 18, 2005, the Company’s stockholders approved the creation of new Authorized Capitals 1 and 2.

Under Authorized Capital 1, the Executive Board, under certain conditions, has been authorized, with the approval of the Supervisory Board, to increase the share capital on one or several occasions in the period to May 17, 2010 by up to a total of € 35,919,751 against cash and/or non-cash contributions by issuing a total of 35,919,751 new ordinary bearer shares. Amongst other things, the authorization is intended to enable the Executive Board to acquire a company or an equity interest in a company in return for shares if a suitable opportunity arises.

While the Company currently has no specific plans to acquire another business, the Executive Board believes, in order to support its strategy to leverage its core competence in complex materials deposition into new markets, it is important to be able to act quickly if and when appropriate opportunities arise.

Under Authorized Capital 2, the Executive Board, under certain conditions, has been authorized, with the approval of the Supervisory Board, to increase the share capital on one or several occasions in the period to May 17, 2010 by up to a total of € 8,979,937 against cash contributions by issuing a total of 8,979,937 new ordinary bearer shares. Amongst other things, the authorization is intended to enable the Executive Board to quickly place new shares in the domestic and international capital markets in a targeted manner.

December 31, 2005
Issued shares	89,799,397

Authorized Capital 1 – Capital increase for cash or contribution in kind with existing shareholders’ preemptive rights	35,919,751

Authorized Capital 2 – Capital increase for cash excluding existing shareholders’ preemptive rights	8,979,937

Conditional Capital 1 – Convertible Bond 1997	44,160

Conditional Capital 2 – Stock Options Program 1999	2,924,328

Conditional Capital 3 – Authorization to potentially issue convertible notes or warrants in future	25,931,452

Conditional Capital 4 – Stock Options Program 2002	3,511,495

2.0 million AIXTRON shares issued in connection with the acquisition of Genus, Inc. were put into trust to both serve the Genus, Inc. employee stock options program and to cover warrants issued by Genus, Inc. In accordance with IFRS, AIXTRON records these shares as own shares.

5.2.3. Investments

The AIXTRON Group’s investments in 2005 totaled € 15.7 million (2004: € 6.4 million).

Such investments included capital expenditures totaling € 8.3 million (2004: € 3.8 million) for purchases of technical equipment built in-house (including testing and laboratory equipment), and Genus, Inc.-related capitalized acquisition expenses totaling € 3.6 million.

5.2.4. Liquidity

Consolidated Statement of Cash Flows (IFRS)* – condensed

million €	2005	2004
Cash inflow/outflow from operating activities
Net loss/income for the year (after taxes)	(53.5)	7.7
Reconciliation between profit and cash inflow/outflow from operating activities
Accrued expense for stock options	1.8	1.0
Impairment expense	26.6	0.0
Depreciation and amortization expense	10.4	6.0
Change in net working capital	2.5	(9.9)
Other line items	0.0	2.0
Cash inflow/outflow from operating activities	(12.2)	6.8

Cash inflow/outflow from investing activities
Cash from acquisition of Genus, Inc.	9.0	0.0
Cost related to the Genus acquisition	(3.6)	0.0
Capital expenditures in property, plant and equipment as well as in intangible assets	(8.3)	(4.4)
Ohter line items	(0.1)	(2.0)
Cash inflow/outflow from investing activities	(3.0)	(6.4)

Cash inflow/outflow from financing activities
Change in minority interests	0.0	(0.1)
Cash inflow/outflow from financing activities	0.0	(0.1)

Effect of changes in exchange rates on cash and cash equivalents	1.1	(0.2)

Net change in cash and cash equivalents	(14.1)	0.2
Cash and cash equivalents at the beginning of the period	45.5	45.3
Cash and cash equivalents at the end of the period	31.4	45.5

Investments and Operating Loss Reduce Cash Balance

Due to cash outflows from business investments and operating activities, cash and cash equivalents decreased from € 45.5 million as of December 31, 2004 to € 31.4 million as of December 31, 2005.

Due to the challenging market conditions in 2005, AIXTRON used € 12.2 million in cash for operating activities.

Net cash used in investing activities included purchases of fixed assets (€ 8.3 million) as well as capitalized acquisition payments (€ 3.6 million), less cash acquired from Genus, Inc. (€ 9.0 million).

5.3. Net Assets

million €	Dec. 31, 2005	Dec. 31, 2004
Assets
Property, plant and equipment	42.2	37.1
Goodwill	71.0	13.6
Other intangible assets	19.8	4.3
Investment property	4.9	4.9
Other non-current assets	0.5	5.8
Deferred tax assets	6.3	5.8
Total non-current assets	144.7	71.5

Inventories	33.1	37.3
Trade receivables	24.2	16.0
less allowance of k € 445 (last year: k€ 355)
Current tax assets	0.0	0.1
Other current assets	3.9	5.9
Cash and cash equivalents	31.4	45.5
Total current assets	92.6	104.8

Total Assets	237.3	176.3

Due mainly to an increase in the value of goodwill, other intangible assets, and trade receivables, total assets as of December 31, 2005 rose in comparison to year end 2004.

5.3.1. Goodwill

Due to the acquisition of Genus, Inc., effective March 14, 2005, the year-end value of goodwill connected to the Genus, Inc. acquisition rose year-over-year:

million €	2005	2004
Genus, Inc.	57.0	0
Thomas Swan Scientific Equipment Ltd.	12.0	11.6
Epigress AB	1.8	1.8
AIXTRON KK	0.2	0.2
	71.0	13.6

Based on revised future discounted net cash flows from Genus, Inc.’s projected business activities, the Company incurred additional impairment charges for goodwill totaling € 13.7 million.

Further details on the goodwill recorded can be found in sections 4 (“Acquisition of Subsidiaries”) and 13 (“Intangible Assets”) in the notes to the consolidated financial statements.

5.3.2. Other Intangible Assets

Largely due to the acquisition of Genus, Inc., the year-end 2005 value of other intangible assets rose by € 15.5 million year over year.

Further details on the other intangible assetsl recorded can be found in section 13 (“Intangible Assets”) in the notes to the consolidated financial statements.

5.3.3. Trade Receivables

The increase in trade receivables as of December 31, 2005 compared to December 31, 2004 was largely due to the consolidation of Genus, Inc. into the AIXTRON Group.

The increase in trade receivables is an indication of the greater proportion of silicon-related business in AIXTRON’s total business, and, in comparison to the compound semiconductor equipment industry, the generally less favorable payment timing conditions.

5.3.4. Human Resources and Social Commitment

The majority of AIXTRON’s worldwide employees as of December 31, 2005 was based in Europe. Due to the acquisition of Genus, Inc. the proportion of US employees increased significantly year over year.

Employees by Region

as of December 31

	2005		2004		Change
Asia	70	12%	34	8%	36	106%
Europe	381	67%	381	86%	0	0%
USA	119	21%	28	6%	91	325%
Group	570	100%	443	100%	127	29%

As in 2004, the largest number of employees in 2005 worked in Research and Development.

Employees by Function

as of December 31

	2005		2004		Change
Sales and Service	171	30%	112	25%	59	53%
Research and Development	187	33%	161	36%	26	16%
Manufacturing	130	23%	111	25%	19	17%
Administration	82	14%	59	14%	23	39%
Group	570	100%	443	100%	127	29%

In the reporting period, the Company implemented a number of cost reduction measures, including terminations of employee labor contracts in the United States and closures on existing fixed-term employee labor contracts in Germany. In addition, the Company implemented a general hiring freeze at all Company locations worldwide. As a result of these changes, the global headcount, which had increased from 443 as of December 31, 2004 to 624 as of March 31, 2005 following the acquisition of Genus, Inc., decreased by 54 employees, or 9 percent, compared to the end of the first quarter of 2005, to 570 employees, as of December 31, 2005.

As of December 31, 2005, AIXTRON’s employees and Executive Board members held 3,228,865 (end of 2004: 3,532,785) stock options representing the right to receive 3,932,501 (end of 2004: 4,254,331) AIXTRON AG common shares. As of December 31, 2005, the employees of Genus, Inc. held 2,676,620 Genus, Inc. stock options representing the right to receive 1,365,076 American Depositary Shares (ADSs) of AIXTRON AG.

As part of the Genus, Inc. transaction, a trust for the employee stock options of the Genus, Inc. employees was set up, into which appropriate numbers of AIXTRON ADSs were deposited after the capital increase on March 14, 2005.

Highly Qualified Employees at the Core of AIXTRON’s Success

AIXTRON’s employees are recruited on the basis of professional and personal qualifications. Each employee’s opportunities for participation and promotion are based on personal success as well as individual qualifications and abilities.

The Company’s training center offers a number of training classes, ranging from new hire induction classes to continuous education, with topics ranging from quality assurance to environmental and workplace safety management, leadership, and labor law issues. Additionally, AIXTRON supports several students in the writing of their diploma and doctoral theses on topics of relevance to AIXTRON.

Social Commitment

Reflecting AIXTRON’s social commitment and its close links to its local communities, the Company outsources work to charitable organizations such as “Caritas” or to workshops for the disabled, wherever feasible. AIXTRON also promotes scientific research and discussions by sponsoring specialist conferences and commissioning research projects with universities.

The Company organizes and sponsors the annual “AIXRUN”, a local public running event, which in November of 2005 attracted approximately 500 runners of all ages, from throughout the region around Aachen, Germany.

5.4. Management Assessment of Company Situation

In the view of AIXTRON’s Executive Board, an element of the principal strategic goal of expanding AIXTRON’s deposition technology portfolio has been met through the acquisition of Genus, Inc. in 2005.

Reconfirming AIXTRON’s strategy to diversify its gas phase deposition technology into a multitude of new materials, the revenue decline in AIXTRON’s core compound business was partially offset by additional revenues generated by Genus, Inc.

The Executive Board believes that, beyond the balance sheet adjustments performed, in particular, additional costs incurred through the acquisition of Genus, Inc. and increased R&D spending have led to the majority of margin deterioration and a net loss in 2005.

The Executive Board remains confident that it is addressing these challenges by implementing cost reduction measures that are expected to realign revenues and costs in the near future.

In sum, the Executive Board views 2005 as a year of transition in the strategic repositioning of the Company which should, in the medium- to long-term, lead to growth and sustainable profitability.

6. Report on Post-Balance Sheet Date Events

There were no business events with a potentially significant effect on AIXTRON’s results of operation, financial position, and net assets after the close of fiscal year 2005.

7. Risk Report

7.1. Risk Management

As an international technology company, AIXTRON is engaged in business operations worldwide and is, consequently, exposed to a variety of risks. The Company may benefit from the opportunities related to the risks it is exposed to. To exploit these opportunities and to minimize risks, AIXTRON has established a flexible risk management system that is adapted to the evolving business environment and business processes.

A large number of systems and procedures for monitoring, analyzing, and documenting business risks and opportunities are deployed at several levels of the organization. Accurate and timely reporting is the core component of AIXTRON’s risk and opportunity management. Risk managers, responsible for implementing risk reporting, have been appointed in different areas of the Company and at all subsidiaries. To minimize risks and to capitalize on opportunities, AIXTRON pursues a forward-looking product strategy, while, at the same time, observing future market trends and customer requirements, and continously strives to develop certain unique selling points related to its technology.

This strategy incorporates measures for honing the Company’s profile in its target market, for building new partnerships and alliances, and for training third parties engaged to market, sell, and deploy AIXTRON products. In fiscal year 2005, the Company continued to monitor market trends and the activities of its competitors and evaluated market analyses and forecasts produced by leading market research companies. Project management and quality assurance systems are routinely deployed in all areas of product development where risk awareness and evaluation play a crucial role.

These measures are accompanied by a training and development program for managers and specialist employees, and by procedures to maintain and expand the necessary infrastructure when required.

AIXTRON deploys accounting, control, and forecasting software for the global monitoring and management of core enterprise information. Daily, weekly, monthly, and quarterly reporting processes ensure that information on business and market trends is regularly updated. In addition to annual budget planning, real-time forecasts are used to continuously review and update the Company’s plans. As part of the Company’s financial control procedures, variances between actual and budget figures are continuously identified and analyzed, and they serve as the basis for developing corrective measures.

Furthermore, the Executive Board analyzes the Company’s net assets, financial position, and results of operations on a continuous basis. The frequent exchange of knowledge and experiences at all hierarchy levels worldwide ensures the constant and efficient flow of information as well as rapid decision-making. The Executive Board informs the Supervisory Board about all key decisions at least once every quarter, and normally at shorter intervals. The Audit Committee of the Supervisory Board meets regularly with the Chief Executive Officer and the Chief Financial Officer to discuss, analyze, and monitor financial issues arising in the course of the Company’s business activities. Internal guidelines governing risk management, insider trading, and the disclosure of share price-sensitive information ensure compliance with all applicable laws and the implementation of the corporate governance recommendations specified in the German Corporate Governance Code.

The Company’s Supervisory Board is informed about the status, plausibility, and further development of the risk management system by the Executive Board on an ongoing basis. In addition, the Company’s auditors inform the Supervisory Board about the audit of the risk management early warning system.

In summary, AIXTRON continues to comply with its obligations under section 91(2) of the German Stock Corporation Act (Aktiengesetz).

7.2. Single Risk Factors

Acquisition of Genus, Inc.

AIXTRON acquired Genus, Inc., in March 2005. American Depository Shares (ADS) were issued to former shareholders of Genus, Inc.; new AIXTRON shares underlying the ADS were created by a share capital increase.

AIXTRON’s management believes that the acquisition of Genus, Inc. provides the Company with significant business opportunities, but also exposes it to significant risks. Such risks arise primarily from the integration of Genus, Inc. into the AIXTRON Group of companies and the development of the customer applications it serves.

The risks associated with the integration of Genus, Inc. particularly arise from potentially not being able to develop joint technologies, from potentially insufficient human resources, and, as is generally the case in a technology company such as AIXTRON, from a high dependency on key employees.

In the event that AIXTRON is not taking the appropriate actions to integrate Genus, Inc. into the AIXTRON Group, the AIXTRON Group’s net assets, financial position, and results of operations could be adversely affected.

Genus, Inc. generates a substantial portion of its revenues from a very limited number of customers. The unexpected loss of any of such customers or the unexpected delay in orders received from such customers could adversely affect the results of operations of the AIXTRON Group.

Currency Exchange Risk

AIXTRON conducts a large part of its business in foreign currencies, i.e., in currencies other than the €. The foreign currency most relevant to AIXTRON is the US$. Unfavorable exchange rate movements, especially the US$/€ exchange rate, could adversely affect the Company’s results of operation. In order to hedge foreign exchange risks, the Company routinely employs currency hedging instruments in the form of forward currency exchange contracts.

Company-Specific Risk, Market, and Competition Risk

The semiconductor manufacturing equipment market is affected by semiconductor industry cycles. In the past, the semiconductor industry and its suppliers have experienced considerable fluctuations in supply and demand for semiconductors. The timing, length, and severity of these cyclical fluctuations are difficult to predict. If demand for semiconductor manufacturing equipment declines, AIXTRON must be able to quickly align its cost structures with the changed market conditions, promptly reduce its inventory levels to the extent necessary to avoid the need for inventory write-downs, and at the same time attempt to retain key employees. If demand for semiconductors rises, AIXTRON must be able to develop sufficient manufacturing capacity and inventory in the short term, and to hire a sufficient number of qualified employees.

AIXTRON invests heavily into research and development (“R&D”). If the R&D projects identified by the Company as promising R&D are not successful in the market, then this could have a significantly adverse impact on the Company’s net assets, financial position, and results of operations.

Furthermore, AIXTRON’s future success depends highly on its ability to translate the knowledge gained from R&D quickly and in-line with the technological and commercial market needs into production processes; to develop such knowledge into full process capability; and to turn such knowledge into industrial products with the required performance, reliability, and quality.

The potentional risk from bad debt losses is significantly reduced by letters of credit. Further information on this subject are contained in the Notes to the Consolidated Financial Statements for 2005.

Because in the past there has been substantial litigation regarding patents and other intellectual property rights infringements, both in the compound semiconductor industry and the semiconductor industry as well the data storage industry, AIXTRON cannot exclude the possibility of itself infringing upon intellectual property rights or third parties or of itself being held liable for supposedly infringing upon third party intellectual property rights. The costs associated with such litigation could be substantial.

AIXTRON’s business has been heavily impacted by weak capital spending in the semiconductor industry. These conditions may continue to adversely affect AIXTRON’s ability to generate sufficient sales revenues and may significantly harm operating results and cash flows in the future. If AIXTRON cannot quickly enough realign its business structure to such adverse conditions, the need for additional external funding may arise.

Although the Executive Board is confident that the current level of cash and cash equivalents is sufficient for financing the Company’s ongoing operations and future business development, it may be necessary for AIXTRON to seek new funds if cash outflows persist. If it is not possible to acquire sufficient funding, AIXTRON could be forced to delay or reduce operations.

At the present time, the Executive Management believes that risks that could jeopardize the Company’s continued existence are unlikely to occur.

8. Report on Expected Developments

8.1. Future Strategic Positioning

The development of deposition technology for highly complex materials is expected to remain AIXTRON’s core competency and competitive advantage, upon which the Company plans to further establish its expanded product portfolio in the period of 2006-2007.

Systems for Compound Semiconductor Manufacturing

AIXTRON expects to maintain its market leadership and strong competitive positioning in the market for MOCVD systems over the coming years, and is aiming to continue to retain a market share of at least 60 percent of an estimated total MOCVD market of US$ 166 million by the end of 2007. However, the relatively small market size and the high market concentration on just two internationally operating MOCVD system providers may be detrimental to further expansion objectives of AIXTRON’s market leadership.

Systems for Silicon Semiconductor Manufacturing

AIXTRON expects that the principal market driver for silicon semiconductor applications will be the demand for new complex material solutions, such as high-k dielectrics, that could potentially replace materials currently used in silicon semiconductor applications.

On the basis of the combined AIXTRON and Genus, Inc. strengths in silicon semiconductor equipment technologies, the Company expects to achieve a combined share of at least 30 percent in the silicon systems market niches it addresses (tungsten silicide CVD, ALD and AVD® systems for the production of specialized applications such as gate stacks and capacitors). The total market size of these applications is estimated to be US$ 260 million by the end of 2007.

Systems for Organic Semiconductor Manufacturing

Based on acceptance of the first AIXTRON Gen2-OVPD®-system for the mass production of OLEDs by RiTdisplay Corporation in 2005, the Company plans to drive forward its strategy to introduce its OVPD® technology to a broader OLED display and lighting market, with the goal to achieve revenue contributions in 2007. Accordingly, AIXTRON expects to achieve a share of at least 3% in the small molecule (SM) OLEDs deposition equipment market, valued at US$ 220 million by the end of 2007, and a double-digit market share percentage by 2008 (total market size in 2008 estimated to be US$ 265 million). As with all emerging technologies, there is an element of risk associated with the timing of AIXTRON’s OVPD® technology being adopted by the market.

8.2. Future Economic Environment and Opportunities

With the 2006 gross domestic product (GDP) in most of the developed economies expected to increase year over year, leading market research companies believe both revenues generated in the semiconductor industry and spending on Wafer Front End (WFE) equipment will rise in 2006.

However, due the ongoing corporate consolidation activity in the LED manufacturing industry, AIXTRON believes that capital expenditures for compound semiconductor equipment could remain at relatively low levels throughout the first half of 2006.

AIXTRON also believes that the exact timing of next-generation manufacturing technologies and materials being introduced into the silicon semiconductor industry could remain difficult to predict. While major semiconductor manufacturers are eager to fully capitalize on capital investments made on prior-generation technologies, they appear to be reluctant to significantly invest in new sub-70 nm technologies in the near term, unless competitively compelled to do so.

Despite the challenging market conditions anticipated for 2006, AIXTRON believes the following longer-term trends in its end-user markets could positively influence AIXTRON’s future business:

•                  An early-generation capacity build-up for blue laser products and LED backlighting in next-generation liquid crystal displays (LCDs);

•                  Indications of increased global adoption of LEDs in automotive applications;

•                  Increased research and development activities for silicon carbide (SiC) applications, driven by basic research and emerging hybrid automotive applications;

•                  Increased activity in the development of new complex compound material applications as substitution materials in the silicon semiconductor industry; and

•                  An ongoing transition from mass production passive matrix OLEDs to active matrix OLEDs.

8.3. Expected Results of Operations and Financial Position

In the currently challenging environment, the Company believes it will improve on both the level of total revenues generated and on the net result achieved in 2006.

Due to the large portion of orders denominated in US$, the Company realizes that any weakening of the US$/€ exchange rate could adversely affect the level of revenues and net result generated.

In 2006, the Company plans to invest largely in IT infrastructure upgrades as well as in laboratory equipment. AIXTRON does not currently plan financial investments, acquisitions, or divestitures in 2006. The number of global employees is expected to remain at approximately the level of year-end 2005.

The Company believes the current levels of cash and cash equivalents will be sufficient to fund its planned operating activities as well as replacement investments.

Aachen, March 2006

AIXTRON Aktiengesellschaft, Aachen

Executive Board

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements
Consolidated Income Statement	76
Consolidated Balance Sheet	77
Consolidated Cash flow Statement	78
Consolidated Statement of Changes in Equity	79
Notes to the Consolidated Financial Statements	80
1. General principles	80
2. Significant accounting policies	81
3. Segment reporting	93
4. Acquisition of subsidiaries	95
5. Research and development	98
6. Other operating income	99
7. Other operating expenses	99
8. Personnel expenses	100
9. Net financing costs	100
10. Income tax expense/income	101
11. Current tax assets and liabilities	102
12. Property, plant and equipment	103
13. Intangible assets	105
14. Investment property	108
15. Other non-current assets	108
16. Deferred tax assets and liabilities	109
17. Inventories	111
18. Trade receivables and other current receivables	112
19. Cash and cash equivalents	112
20. Equity	113
21. Earnings per share	116
22. Employee benefits	117
23. Share-based payments	118
24. Provisions	123
25. Trade payables and other non-current liabilities	124
26. Convertible bonds and options	124
27. Financial instruments	126
28. Operating leases	129
29. Capital commitments	130
30. Contingencies	130
31. Related parties	131
32. Company entities	132
33. Events after the balance sheet date	132
34. Fee for auditor	133
35. Manpower	133
36. Additional information about the cash flow statement	134
37. Report on declaration relating to German Corporate Governance Code in accordance with Section 161 AktG	135
38. Explanation of transition to IFRS	135
39. Supervisory and Executive Boards	141

Consolidated Income Statement

in EUR thousands	Note	2005	2004

Revenues		139,402	140,004
Cost of sales		104,676	87,604
Gross profit		34,726	52,400

Selling expenses		27,766	18,297
General administration expenses		18,004	13,240
Research and development costs	5	30,514	20,407
Other operating income	6	5,565	9,939
Other operating expenses	7	2,900	721
Impairment of goodwill		13,782	0
Operating result		(52,675)	9,674

Interest income		693	786
Interest expense		233	2
Net interest	9	460	784
Result before taxes		(52,215)	10,458

Taxes on income	10	1,253	2,829
Net loss/income for the year (after taxes)		(53,468)	7,629

loss attributable to miniority interests (after taxes)		0	(52)
loss/profit attributable to the shareholders of the parent company (after taxes)		(53,468)	7,681

Basic earnings per share (EUR)	21	(0.65)	0.12
Diluted earnings per share (EUR)	21	(0.65)	0.12

Consolidated Balance Sheet

in EUR thousands	Note	Dec. 31, 2005	Dec. 31, 2004
Assets
Property, plant and equipment	12	42,179	37,070
Goodwill	13	71,002	13,633
Other intangible assets	13	19,766	4,295
Investment property	14	4,908	4,908
Other non-current assets	15	499	5,820
Deferred tax assets	16	6,331	5,822
Total non-current assets		144,685	71,548

Inventories	17	33,113	37,276
Trade receivables	18	24,209	16,008
less allowance kEUR 445 (last year: kEUR 355)
Current tax assets	11	0	63
Other current assets	18	3,875	5,942
Cash and cash equivalents	19	31,435	45,498
Total current assets		92,632	104,787

Total assets		237,317	176,335

Liabilities and shareholders’ equity
Subscribed capital		87,797	64,832
Number of shares: 87.796.614 (last year: 64.831.512)
Additional paid-in capital		95,951	28,803
Retained earnings		(9,264)	44,204
Accumulated other comprehensive income		9,115	(872)
Total shareholders’ equity	20	183,599	136,967

Provisions for pensions	22	978	703
Other non-current liabilities		176	104
Other non-current accruals and provisions	24	3,122	0
Total non-current liabilities		4,276	807

Trade payables	25	17,479	13,901
Advance payments from customers		11,845	13,529
Other current accruals and provisions	24	14,032	7,063
Other current liabilities	25	3,949	2,137
Current tax liabilities	11	1,404	83
Convertible bonds	26	3	3
Deferred revenues		730	1,845
Total current liabilities		49,442	38,561
Total liabilities		53,718	39,368

Total liabilities and shareholders’ equity		237,317	176,335

Consolidated Cash Flow Statement

in EUR thousands	Note	2005	2004

Cash inflow/outflow from operating activities
Net loss/income for the year (after taxes)		(53,468)	7,681
Reconciliation between profit and cash inflow/outflow from operating activities
Expense from share-based payments		1,801	1,041
Impairment expense		26,630	0
Depreciation and amortization expense		10,406	5,986
Gain from disposal of property, plant and equipment		484	370
Deferred income taxes		(509)	1,700
Cash inflow/outflow prior to changes in assets and liabilities		(14,656)	16,778

Change in
Inventories		8,738	(4,265)
Trade receivables		(5,316)	(6,513)
Other assets		328	(4,624)
Trade payables		(560)	2,157
Provisions and other liabilities		1,138	4,130
Deferred revenues		(1,280)	(1,243)
Non-current liabilities		1,091	(20)
Advance payments from customers		(1,684)	432
Cash inflow/outflow from operating activities		(12,201)	6,832

Cash inflow/outflow from investing activities
Cash from acquisition of Genus, Inc.		9,049	0
Cost related to the Genus acquisition		(3,628)	0
Capital expenditures in property, plant and equipment		(8,323)	(3,763)
Capital expenditures in intangible assets		(64)	(618)
Acquisition of minority interests		0	(2,011)
Proceeds from the sale of property, plant and equipment		0	3
Cash inflow/outflow from investing activities		(2,966)	(6,389)

Cash inflow/outflow from financing activities
Change in minority interests		0	(52)
Cash inflow/outflow from financing activities		0	(52)

Effect of changes of exchange rates on cash and cash equivalents		1,104	(196)
Net change in cash and cash equivalents		(14,063)	195
Cash and cash equivalents at the beginning of the period		45,498	45,303
Cash and cash equivalents at the end of the period	19	31,435	45,498

Cash paid for Interest		(38)	(2)
Cash received for interest		691	806
Cash paid for income taxes		(506)	(240)
Cash received from Income taxes		23	934

Additional information about the consolidated capital flow statement is provided in note 36 of the notes to the consolidated financial statements.

Consolidated Statement of Changes in Equity

			Other comprehensive income
in EUR thousands	Subscribed capital under HGB	Treasury shares	Subscribed capital under IFRS	Additional paid-in- capital	Currency translation	Derivative financial instruments	Retained Earnings	Minority interests	Share- holders Equity Total

Balance at January 1, 2004	64,832		64,832	27,762	(2,244)	1,469	36,524	159	128,502
Net income for the period							7,680	(52)	7.628
Accrued expense for stock options				1,041					1,041
Currency translation					48				48
Acquisition minority interests								(107)	(107)
Derivative financial instruments						(145)			(145)
Balance at December 31, 2004	64,832		64,832	28,803	(2,196)	1,324	44,204	0	136,967

Balance at January 1, 2005	64,832		64,832	28,803	(2,196)	1,324	44,204	0	136,967
Net loss for the period							(53,468)		(53,468)
Capital increase against contribution in kind	24,968	(4,428)	20,540	62,161					82,701
Accrued expense for stock options				1,801					1,801
Exercise
- convertible bonds		2,384	2,384	3,142					5,526
- stock options		41	41	44					85
Currency translation					11,616				11,616
Derivative financal instruments						(1,629)			(1,629)
Balance at December 31, 2005	89,800	(2,003)	87,797	95,951	9,420	(305)	(9,264)	0	183,599

See note 20 for additional disclosures.

NOTES

Notes to the consolidated financial statements

1. General principles

AIXTRON AG (“AIXTRON AG”) is incorporated as a stock corporation (“Aktiengesellschaft”) under the laws of the Federal Republic of Germany. The Company is domiciled in Aachen, Kackertstraße 15-17, 52072 Aachen. AIXTRON AG is registered in the commercial register of the District Court (“Amtsgericht”) of Aachen under HRB 7002.

The consolidated financial statements of AIXTRON AG and its subsidiaries (“AIXTRON” or “Company”) have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB). These are the Company’s first consolidated financial statements under IFRS and IFRS 1 has been applied.

An explanation of how the transition from US GAAP to IFRS has impacted the reported financial position, financial performance and cash flows of the Company is provided in note 38.

AIXTRON is a leading provider of deposition equipment to the semiconductor and compound-semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, signaling and lighting, displays, as well as a range of other leading-edge technologies.

These consolidated financial statements have been prepared by the Executive Board and will be submitted to the Supervisory Board for its meeting held on March 9, 2006.

2. Significant accounting policies

(a)          Companies included in consolidation

Companies included in consolidation are the parent company, AIXTRON AG, and 14 companies, in which AIXTRON AG has a 100% direct or indirect shareholding or which can be allocated to AIXTRON AG for economic purposes. The balance sheet date of all consolidated companies is December 31. A list of all consolidated companies is shown in note 32.

(b)          Basis of accounting

The consolidated financial statements are presented in Euro (EUR). The amounts are rounded to the nearest (kEUR). Some items in the balance sheet and income statement have been combined under one heading to improve the clarity of presentation. Such items are disclosed and commented on individually in the notes.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities on the balance sheet date and the reported amounts of income and expenses during the reported period. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if this revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In the calculation of provisions the Company made assumptions and estimates in respect of the amount of the related transactions as well as in respect of the probability that such transactions might occur. For the calculation of the fair values of intangible assets. AIXTRON assumed future revenues and cash flows to determine the respective assets. These assumptions are based on experiences of the management and on external sources, such as market studies. As to the calculation of provisions for warranties, the Company also uses estimated values derived from previous experience.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing an IFRS opening balance sheet at January 1, 2004 for the purpose of the transition to IFRS.

The accounting policies have been applied consistently by the Company entities.

(c)          Bases of consolidation

(i)             Subsidiaries

Entities on which AIXTRON AG has a controlling influence are treated as subsidiaries (see note 32). Controlling influence exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that controlling influence commences.

(ii)           Transactions eliminated on consolidation

All intercompany profits, transactions and balances have been eliminated in the consolidation.

(d)          Foreign currency

The consolidated financial statements have been prepared in Euro (EUR). In the translation of financial statements of subsidiaries outside the Euro Zone the local currencies are used as functional currencies of these subsidiaries. Assets and liabilities of these subsidiaries are translated to EUR at the exchange rate ruling at balance sheet date. Revenues and expenses are translated to EUR at average exchange rates for the year/at average exchange rates for the period between the inclusion in the consolidated financial statements and the balance sheet date. Net equity is translated at historical rates. The differences arising on translation are disclosed in other comprehensive income.

Exchange gains and losses resulting from fluctuations in exchange rates in the case of foreign currency transactions are recognised in the income statement in “other operating income” or “other operating expenses”.

(e)          Derivative financial instruments

AIXTRON uses derivative financial instruments in the form of forward exchange contracts and options to hedge fluctuations in exchange rates in respect of cash flows from planned and agreed sales transactions denominated in foreign currencies.

Hedge accounting as defined in IAS 39 is not applied to all derivative financial instruments concluded to hedge sales transactions. In accordance with the Company’s treasury policy, it does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value at the balance sheet date (market assessment). The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

Gains and losses resulting from the market assessments for forward exchange contracts and options at the balance sheet date and to which no hedge accounting is applied, are recognised in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged.

(i)             Cash flow hedges

If hedge accounting, as defined in IAS 39, is applied to a derivative financial instrument to hedge the variability in cash flows from planned transactions, the gain and loss arising on the market assessment is recognised in equity (other comprehensive income). This gain/loss is recognised in equity until the underlying transaction affects the income statement. Where a cash flow hedge does not meet the criteria of hedge accounting, the ineffective part will be recognised immediately in the income statement.

(ii)          Fair value hedges

Foreign currency forward contracts concluded to hedge firmly committed sales transactions denominated in foreign currencies do not meet all the criteria of IAS 39 in order to apply for hedge accounting. Consequently, all gains and losses arising from these forward exchange contracts are recognised directly in the income statement.

(f)            Property, plant and equipment

(i)             Acquisition or manufacturing cost

Items of property, plant and equipment are stated at cost, plus additional charges, less accumulated depreciation (see below) and impairment losses (see accounting policy (l)).

Costs of internally generated assets include not only costs of material and personnel, but also the share of overhead costs.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Third party interest is expensed as incurred.

(ii)          Subsequent costs

The Company recognises in the carrying amount of an item of property, plant and equipment the cost of replacing components or extension of such an item when that cost is incurred if it is probable that the future economic benefits embodied in the item will flow to the Company and the cost of the item can be measured reliably. All other costs such as repairs and maintenance are expensed in the income statement as incurred.

(iii)        Government grants

Government grants related to the acquisition or manufacture of owned assets are deducted from original cost at date of capitalisation.

(iv)       Depreciation

Depreciation is charged on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. The estimated useful lives are as follows:

•	Buildings	25 years
•	Machinery and equipment	3-10 years
•	Other plant, factory and office equipment	3-8 years

(g)         Intangible assets

(i)             Goodwill

All business combinations are accounted for by applying the purchase method. In respect of business acquisitions that have occurred since January 1, 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. In respect to acquisitions prior to this date, goodwill is included on the basis of its deemed cost, representing the amount recorded under previous GAAP which was US GAAP. The classification and accounting treatment of business combinations that occurred prior to January 1, 2004 has not been reconsidered in preparing the Company’s opening IFRS balance sheet at January 1, 2004 (see note 38).

Goodwill is stated at cost less any accumulated impairment loss. Goodwill is allocated to cash-generating units and is tested annually for impairment (see accounting policy (l)).

(ii)          Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development comprises costs incurred with the purpose of using theoretical knowledge technically and commercially. As not all criteria of IAS 38 are met or are only met at a very late point within the development process, AIXTRON did not capitalise such costs for reasons of materiality.

(iii)       Other intangible assets

Other intangible assets that are acquired by the Company are stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy (I)).

In connection with the acquisition of Genus, Inc. Sunnyvale, California (“Genus”) intangible assets were, as part of the allocation of the purchase price, stated at their fair value at the date of purchase (see note 4).

Expenditure on internally generated goodwill, trademarks and patents is expensed in the income statement as incurred.

(iv)      Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(v)         Amortisation

Amortisation is charged on a straight-line basis over the estimated useful lives of intangible assets, except for goodwill. Such intangible assets are annually tested in respect of their actual values. Other intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

•	Software	2–3 years
•	Patents and similar rights	5-18 years

(h)         Investment property

Investment properties are stated at cost.

(i)            Trade receivables and other receivables

Trade receivables and other receivables are stated at their fair value. Allowance for potential risks from bad debt losses in individual cases is estimated based on previous experience.

(j)            Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

The cost includes expenditures incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of work in progress and finished goods, cost includes direct material and production labour cost, as well as an appropriate share of overheads based on normal operating capacity.

Allowance for slow moving, excess and obsolete, and otherwise unsaleable inventory is recorded based primarily on either the Company’s estimated forecast of product demand and production requirement for the next twelve months or historical trailing twelve month usage. When there has been no usage of an inventory item during a period of twelve months, the Company writes down such inventories based on previous experience. This policy is designed to reflect the rapid technology and market changes affecting the Company’s business which may make such inventories on hand obsolete or excess.

(k)        Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, current deposits with credit institutions and short-term notes with a remaining maturity of three months or less at the date of acquisition.

(l)            Impairment for property, plant and equipment and intangible assets

Goodwill purchased as part of a business acquisition is tested annually for impairment, irrespective of whether there is any indication of impairment. For impairment test purposes, the goodwill is allocated to cash-generating units. Impairment losses are recognised to the extent that the carrying amount exceeds the net realisable value or the value in use (recoverable amount) of the cash-generating unit.

Property, plant and equipment as well as other intangible assets are tested for impairment, when any indication exist that might require impairment. Impairment losses on such assets will be recognized, to the extent that the carrying amount exceeds the net realisable value that would be obtainable from a sale in an arm’s length transaction, or the value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments and the risks associated with the asset.

After depreciation impairment losses are reversed if there has been a change in the estimates used to determine the recoverable amount. Reversals are made only to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined if no impairment loss had been recognised.

An impairment loss in respect of goodwill is not reversed.

(m)      Earnings per share

Basic earnings per share are computed by dividing net income (loss) by the weighted average number of issued common shares and AIXTRON ADS (see note 20) for the year. Diluted earnings per share reflect the potential dilution that could occur if options issued under the Company’s stock option plan were exercised and convertible bonds were converted, unless such conversion had an anti-dilutive effect.

(n)         Convertible bonds

Convertible bonds that can be converted to share capital at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds. The equity component of the convertible bonds is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognised in the income statement is calculated using the effective interest rate method.

(o)          Employee benefits

(i)             Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

(ii)          Defined benefit plans

The obligation is calculated by estimating the amount of future benefit that employees have earned in return for their service in prior periods, that benefit is discounted to determine its present value. The calculation is performed by a qualified actuary using the projected unit credit method.

Since January 1, 2005, actuarial gains and losses have been recognised in the income statement at each balance sheet date.

(iii)       Share-based payment transactions

The stock option programme allows members of the Executive Board, management and employees of the Company to acquire shares/ADS (see note 23) of the Company. These stock option programs are accounted for by AIXTRON according to IFRS 2 in the business year and prior year respectively. The fair value of options granted after November 7, 2002 is recognised as an employee expense with a corresponding increase in the additional paid-in capital. The fair value is calculated at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted. In the calculation of the personnel expense options forfeited are considered.

(p)          Provisions

A provision is recognised in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle this obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax interest rate that reflects current market assessments of the time value of money and, where appropriate, the risks associated with the liability.

(i)             Warranties

The Company offers one to two year warranties on all of its products. The warranty generally provides cost of labour, material and material related overhead necessary to repair a product free of charge during the warranty period. The specific terms and conditions of those warranties may vary depending on the equipment sold, the terms of the contract and the locations to which they are sold. The Company establishes the costs that may be incurred under its warranty obligations and records a liability in the amount of such costs at the time revenue is recognized. Factors that affect the Company’s warranty liability include the historical and anticipated rates of warranty claims and cost per claim.

The Company accrues material and labor warranty for systems shipped based upon historical experience. The Company periodically assesses the adequacy of its recorded warranty provisions and adjusts the amounts as necessary.

(ii)          Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(q)          Trade payables and other payables

Trade payables and other payables are stated at their repayment values. Outstanding invoices relating to other accounting periods are recognised in trade payables.

(r)          Revenue

Revenue is generated from the sale and installation of equipment, spare parts and maintenance services. The sale of equipment involves a customer acceptance test at AIXTRON´s production facility. After successful completion of this test, the equipment is dismantled and packaged for shipment. Upon arrival at the customer site the equipment is reassembled and installed, which is a service generally performed by AIXTRON engineers. AIXTRON gives no general rights of return, discounts, credits or other sales incentives within its terms of sale. However, occasionally some customers of AIXTRON have specifically negotiated to include some of these terms.

Revenues from the sale of products that have been demonstrated to meet product specification requirements are recognised upon shipment to the customer, if a full customer acceptance test has been successfully completed at the AIXTRON production facility. Revenue relating to the installation of the equipment at the customer site is deferred until the installation at the customer site is complete. The portion of the contract revenue deferred until completion of the installation services is determined based on the higher of the fair value of the installation services or the portion of the contract amount that is due and payable upon completion of the installation. Fair value of the installation services is determined based on an estimate of the materials and time required to complete the installation.

Revenue related to products where meeting the product specification requirements has not yet been demonstrated, or where specific rights of return have been negotiated, is recognised only upon final customer acceptance.

Revenue relating to the installation of the equipment at the customer site is deferred until installation is completed and the final customer acceptance has been confirmed. The portion of the contract revenue deferred is determined based on the higher of the fair value of the installation services or the portion of the contract amount payable upon completion of the installation. Fair value of the installation services is determined based on an estimate of the materials and time required to complete the installation.

Revenue on the sale of spare parts is recognised when title and risk of loss passes to the customer, generally upon shipment. This condition is generally met at the date of shipment. Revenue from maintenance services is recognised as the services are completed.

(s)         Expenses

(i)    Cost of sales

Cost of sales includes such direct costs as materials, labor and related production overheads.

(ii)  Research and development

Research and development costs are expensed as incurred. Project funding received from the Government (e.g. state funding) and the European Union is recorded in other operating income, if the research and development costs are incurred and provided that any conditions for the funding have been met.

(iii) Operating lease payments

Payments made under operating leases are recognised as expense on a straight-line basis over the term of the lease.

(t)           Other operating income

Government grants

Government grants awarded for project funding are recorded in “Other operating income” if the Research and Development costs are incurred and provided that any conditions for the funding have been met.

(u)        Deferred tax

Deferred tax assets and liabilities are recorded for all temporary differences between tax and commercial balance sheets and for losses brought forward for tax purposes as well as for tax credits of the companies included in consolidation. The deferred taxes are calculated, based on tax rates applicable at the balance sheet date or in the future. Effects of changes in tax rates on the deferred tax assets and liabilities are recognised upon adoption of the amended law.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits can be set off against tax credits and tax loss carry forwards. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit cannot be realised.

(v)          Segment reporting

A business segment is a distinguishable component of the Company that is engaged in providing products or services which are subject to similar risks and rewards. AIXTRON is acting on worldwide markets. The risks and rates of return are basically affected by project and services, its primary format for the reporting of segment information shall be business segments with the secondary information reported geographically.

The internally reported product lines are combined for group reporting in one business segment as defined in IAS 14.34, as they show only insignificant differences as to long term profit forecasts and as they are materially similar in the assessment of the criteria used to distinguish the individual business segments as defined in IAS 14.9 (nature of products and services, nature of production processes, customers and ways of distribution).

Accounting standards applied in segment reporting are in accordance with general accounting policies as explained in this section. The disclosed revenues earned with other segments are at arm’s length.

(w)       Recently issued accounting standards

The following survey shows IFRS Standards and Amendments to IFRS not compulsory and applicable for reporting periods ending on December 31, 2005. These standards were not applied earlier than required. AIXTRON is currently analysing the impact of the new standards on the consolidated financial statements. The Company does not expect the adoption of these standards to have a material impact on consolidated financial statements.

IFRS 7	Financial Instruments: Disclosures
Issued: August 2005

IFRIC 4	Determining whether an Arrangement contains a Lease
Issued: December 2004

IFRIC 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
Issued: December 2004

IFRIC 6	Liabilities arising from participating in a specific market – waste electrical and electronic equipment
Issued: September 2005

IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
Issued: November 2005

Amendment	Capital Disclosures
to IAS 1	Issued: August 2005

Amendment	Actuarial Gains and Losses, Group Plans and Disclosures
to IAS 19	Issued: December 2004

Amendment	Net Investment in a Foreign Operation
to IAS 21	Issued: December 2005

Amendment	Cash Flow Hedge Accounting of Forecast Intra-group Transactions
to IAS 39	Issued: April 2005

Amendment	The Fair Value Option
to IAS 39	Issued: June 2005

Amendment	Financial Guarantee Contracts
to IAS 39	Issued: August 2005
and IFRS 4

3. Segment reporting

The following segment information has been prepared in accordance with IAS 14 “Segment Reporting”. As AIXTRON has only one business segment (see note 2 (v)), the segment information provided relates only to the Company’s geographical segments, this being secondary segment information.

The Company markets and sells the majority of its products in Asia, Europe and the United States, mainly through its direct sales organisation and cooperation partners.

In presenting information on the basis of geographical segments, segments revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Geographical segments

in EUR thousands		Asia	Europe	USA	Consolidation	Group

Revenues realised with third parties	2005	103,036	22,052	14,314		139,402
	2004	108,097	13,642	18,265		140,004

Revenues realised with other segments	2005	11,582	1,055	6,311	(18,948)	0
	2004	4,905	1,676	11,646	(18,227)	0

Segment revenues	2005	114,618	23,107	20,625	(18,948)	139,402
	2004	113,002	15,318	29,911	(18,227)	140,004

Segment assets	2005	13,841	214,775	98,795	(127,862)	199,549
	2004	5,798	139,087	10,340	(30,209)	125,016

Segment capital expenditures*	2005	308	10,213	93,262	—	103,783
	2004	171	5,202	57	—	5,430

* Segment capital expenditures of the financial year 2005 also include the additions resulting from the change in group companies.

Revenues are shown in the following table:

in EUR thousands	2005	2004

Revenues for sale of goods	137,306	138,592
Revenues for service and repair	2,096	1,412
	139,402	140,004

Revenues for sale of goods include revenues from barter transactions in the amount of kEUR 3,701.

4. Acquisition of subsidiaries

All acquisitions described below were accounted for using the purchase method of accounting.

On July 2, 2004, AIXTRON announced its intention to acquire Genus, Inc. Genus is a supplier of Atomic Layer Deposition and Chemical Vapour Deposition technology, which is required in the production of advanced semiconductors and hard disk drives. AIXTRON acquired all issued and outstanding shares of Genus, Inc. with effect from March 14, 2005.

The United States Securities and Exchange Commission (SEC) declared the F-4 registration statement of AIXTRON AG effective on February 8, 2005. On March 10, 2005, the extraordinary meeting of shareholders of Genus, Inc. took place. The shareholders of Genus approved the merger pursuant to the laws of the State of California through the affirmative vote of holders of more than 50% of the issued and outstanding shares.

As part of the acquisition of Genus, Inc. by AIXTRON, all Genus, Inc. shares were exchanged for AIXTRON American Depositary Shares (ADS) in a stock-for-stock transaction. The shareholders of Genus, Inc. received 0.51 AIXTRON ADS in exchange for each Genus, Inc. common share. Each AIXTRON ADS represents the beneficial ownership in one AIXTRON common share.

In the context of the acquisition, AIXTRON issued additional ADS for the holders of employee stock options, other options and convertible bonds existing at the date of acquisition. These ADS were transferred to a trust at the date of acquisition that keeps the ADS until they are granted to the holders of the options and the convertible bonds. Upon consummation of the transaction, the historic shareholders of AIXTRON AG held approximately 72% and the former shareholders of Genus approximately 28% of AIXTRON AG taking into consideration all ADS issued as part of the transaction (see note 20).

The total purchase price for the acquisition of Genus, Inc. comprises the following:

in EUR thousands

Fair value of an AIXTRON share of common stock as of March 14, 2005
(20,539,956 shares at 3.72 € per share)	76,409
Fair value of the stock options granted by Genus, Inc.	2,494
Fair value of the convertible bond issued by Genus, Inc.	3,799
Acquisition-related costs	9,403
92,105

The fair value of shares granted by AIXTRON AG was calculated at the quoted share prices at the transfer date.

The following table summarises the effect of the fair value adjustments on the assets acquired and liabilities assumed at the date of acquisition. This preliminary purchase price allocation may be adjusted within one year of the purchase date when further necessary information regarding the fair value of assets acquired and liabilities assumed is available:

in EUR thousands	Carrying amount	Fair value adjustment	Acquisition cost

Current assets	28,435	(6,761)	21,674
Property, plant and equipment	9,918	(5,684)	4,234
Other intangible assets	0	24,316	24,316
Other assets	580	(412)	168
Acquired assets	38,933	11,459	50,392
Current liabilities	15,399	5,778	21,177
Acquired assets less liabilities	23,534	5,681	29,215
Goodwill arising on acquisition			62,890
Total purchase price			92,105

The intangible assets acquired were classified according to the following categories:

in EUR millions

Customer relations	9.2
Product and technology know how	15.1
24.3

Goodwill has arisen on acquisition of Genus, Inc. because of customer relationships that did not meet the criteria for recognition as a separate intangible asset at the date of acquisition. In the financial year 2005, the carrying amount of this goodwill developed as follows:

in EUR thousands

Addition as of March 14, 2005	62,890
Impairment	13,705
Effect from currency translation	7,847
Carrying amount as of December 31, 2005	57,032

The following table summarises pro forma financial information assuming the Genus, Inc. acquisition had occurred on January 1, 2005. This pro forma financial information does not necessarily represent what would have occurred if the transaction had taken place on the date presented and should not be taken as representative of our future consolidated results of operation or financial position.

in EUR thousands	01.01.–31.12.2005

Revenues	143,381
Net loss	(60,255)
Earnings per share
- basic	(0.73)
- diluted	(0.73)

The consolidated income for the year includes a net loss of kEUR -30,722, arisen in the original Genus group since the acquisition.

In May 2004, AIXTRON purchased the remaining 10% interest in AIXTRON KK, for an aggregate amount of kEUR 238 in cash including costs directly attributable to the business combination. The excess paid above the purchased net assets was accounted for as goodwill of kEUR 127. The subsidiary is a distribution and service company of AIXTRON products in Japan.

In October 2004, AIXTRON purchased the remaining 30.08% in Epigress AB for an aggregate amount of kEUR 1,773 in cash including cost directly attributable to the business combination. The excess paid above the purchased net assets was accounted for as goodwill of kEUR 551. Epigress AB focuses primarily on Research and Development activities and on the sale and marketing of MOCVD equipment for silicon carbide (SiC).

5. Research and development

Research and development costs, before deducting project funding received, were kEUR 30,541 and kEUR 20,407 for the years ended December 31, 2005 and 2004 respectively.

After deducting project funding received and not repayable, net expenses for research and development were kEUR 27,627 and kEUR 17,856 for the years ended December 31, 2005 and 2004 respectively.

6. Other operating income

in EUR thousands	2005	2004

Research and development funding	2,887	2,551
Income from resolved contract obligations	720	2,965
Income from the reversal of provisions and the write-off of debts	837	756
Other grants, reimbursements and costs passed on	369	0
Compensation payments	69	235
Rental income	22	216
Foreign exchange gains	9	2,900
Other	652	316
	5,565	9,939

7. Other operating expenses

in EUR thousands	2005	2004

Exchange losses	2,063	25
Losses form the disposal of items of property, plant and equipment	217	374
Addition to allowance on receivables/write-off of receivables	102	204
Other	518	118
	2,900	721

8. Personnel expenses

in EUR thousands	2005	2004

Wages and salaries	34,633	24,991
Social insurance contributions	4,236	3,436
Increase in the obligation from defined benefit plans	276	35
Increase in the obligation from contribution defined contribution plans	151	0
Expenses for stock options	1,801	1.041
	41,097	29,503

9. Net financing costs

in EUR thousands	2005	2004

Interest income	693	786
Interest expense	(233)	(2)
Net interest	460	784

10. Income tax expense/income

The following table shows income tax expense/income recognised in the consolidated income statement:

in EUR thousands	2005	2004

Current tax expense
for current year	282	1,096
adjustment for prior years	433	45
Total current tax expense	715	1,141

Deferred tax expense (+)/deferred tax income (-)
from temporary differences	(1,441)	1,325
from write-downs and reversals	1,979	363
Total deferred tax expense	538	1,688
Total income tax expense in consolidated income statement	1,253	2,829

The Company’s effective tax rate is different from the German statutory tax rate of currently 39.45% (last year: 39.28%) which is based on the German corporate income tax rate (including solidarity surcharge and trade tax).

The following table shows the reconciliation fort he expected to the reported tax expense:

in EUR thousands	2005	2004

Net result before taxes	(52,215)	10,458
Income tax expense (domestic tax rate)	(20,599)	4,108
Effect from differences to foreign tax rates	1,494	(48)
Non-deductible expenses	224	78
Non-consideration of tax claims from loss carryforwards	10,467	33
Allowance of deferred tax assets	1,979	363
Other	644	(77)
Effect from the use of loss carryforwards	(157)	(91)
Effect from permanent differences	7,201	(1,537)
Income tax expense in consolidated income statement	1,253	2,829
Effective tax rate	(2.4)%	27.1%

11. Current tax assets and liabilities

The current tax liabilities, i.e. those actually incurred in the current period or in prior periods because the amount of tax paid was either too low or too high, are kEUR 1,404 (last year: kEUR 83). In the last year current tax assets of kEUR 63 were recognised.

12. Property, plant and equipment

Development of property, plant and equipment Impairments

in EUR thousands	Land and buildings	Technical equipment and machinery	Other plant, factory and office equipment	Assets under construction	Total
Cost
Balance at January 1, 2004	30,089	17,968	9,551	111	57,719
Other additions	377	219	742	2,796	4,134
Disposals	346	29	158	0	533
Transfers	0	(7)	7	0
Effect from currency translation	0	(6)	(52)	0	(58)
Balance at December 31, 2004	30,120	18,145	10,090	2,907	61,262
Balance at January 1, 2005	30,120	18,145	10,090	2,907	61,262
Change in consolidated companies	328	2,609	299	998	4,234
Other additions	989	2,817	745	3,846	8,397
Disposals	195	580	1,231	589	2,595
Transfers	(207)	3,347	207	(3,347)	0
Effect from currency translation	78	390	304	134	906
Balance at December 31, 2005	31,113	26,728	10,414	3,949	72,204
Accumulated depreciation
Balance at January 1, 2004	5,902	7,378	6,077	0	19,357
Depreciation charged during the year	1,359	2,438	1,299	0	5,096
Disposals	40	8	153	0	201
Transfers	0	(8)	8	0
Effect from currency translation	(3)	(6)	(51)	0	(60)
Balance at December 31, 2004	7,218	9,794	7,180	0	24,192
Balance at January 1, 2005	7,218	9,794	7,180	0	24,192
Depreciation charged during the year	1,409	3,361	1,355	0	6,125
Impairments during the year	0	1,012	0	589	1,601
Dipsoals	3	556	991	589	2,139
Transfers	(70)	0	70	0	0
Effect from currency translation	16	72	158	0	246
Balance at December 31, 2005	8,570	13,683	7,772	0	30,025
Carrying amounts
January 1, 2004	24,187	10,590	3,474	111	38,362
December 31, 2004	22,902	8,351	2,910	2,907	37,070
January 1, 2005	22,902	8,351	2,910	2,907	37,070
December 31, 2005	22,543	13,045	2,642	3,949	42,179

Impairments

Impairments of kEUR 1,601 for the financial year are attributable to the complete write-down of owned assets. Such assets were constructed for the further development of AIXTRON technology in the semiconductor industry (especially silicon germanium applications for Telecom/Datacom components). Due to changed market conditions the manufacturing cost exceeds the current value in use. This was the reason for the impairment.

The impairment losses are recognised in the item “research and development” of the income statement.

Government grants

In 2005, the cost for machinery and equipment decreased by kEUR 1,070, as a result of government grants. Of this amount kEUR 648 have been accrued as receivable and kEUR 422 was paid in cash.

Construction in progress

Construction in progress primarily relates to self-built equipment for internal use.

13. Intangible assets

Development of intangible assets

in EUR thousands	Goodwill	Patents and similar rights	Total
Cost
Balance at January 1, 2004	19,252	8,618	27,870
Change in consolidated companies	0	0	0
Other additions	678	618	1,296
Effect from currency translation	(2)	0	(2)
Balance at December 31, 2004	19,928	9,236	29,164
Balance at January 1, 2005	19,928	9,236	29,164
Change in consolidated companies	62,890	24,316	87,206
Other additions	77	3,869	3,946
Disposals	0	301	301
Effect from currency translation	8,885	3,323	12,208
Balance at December 31, 2005	91,780	40,443	132,223
Accumulated amortisation
Balance at January 1, 2004	6,295	4,060	10,355
Amortisation charged during the year	0	890	890
Effect from currency translation	0	(9)	(9)
Balance at December 31, 2004	6,295	4,941	11.236
Balance at Janaury 1, 2005	6,295	4,941	11,236
Amortisation charged during the year	0	4,281	4,281
Impairments during the year	13,782	11,247	25,029
Disposals	0	273	273
Effect from currency translation	701	481	1,182
Balance at December 31, 2005	20,778	20,677	41,455
Carrying amounts
January 1, 2004	12,957	4,558	17,515
December 31, 2004	13,633	4,295	17,928
January 1, 2005	13,633	4,295	17,928
December 31, 2005	71,002	19,766	90,768

Additions through business combinations

The additions through business combinations in 2005 include the assets acquired from Genus, Inc. These intangible assets are amortised over a period of six to seven years. Further details are given in note 4.

Amortisation and impairment of other intangible assets

Amortisation and impairment expenses on other intangible assets are recognised in the income statement as follows:

	2005		2004
in EUR thousands	Amortisation	Impairment	Amortisation	Impairment

Cost of sales	2,215	5,680	306	0
Selling expenses	1,414	1,866	10	0
General administration expenses	195	0	127	0
Research and development costs	457	3,701	447	0
	4,281	11,247	890	0

In the financial year 2005, amortisation of kEUR 3,701 was charged on intangible assets. It relates to additions to patents and production methods in the financial year 2005. Due to changed market conditions in respect of these intangible assets it is not possible to reliably determine the economic benefit received in future periods. As a result an impairment loss was recognised.

Furthermore, market studies indicate that the sales markets for specific AIXTRON technologies will be available to the Company only at a later date. Considering this, AIXTRON performed an impairment test for developed technologies. On the basis of these tests an impairment of kEUR 5,680 to the lower value in use was recognised.

Furthermore, AIXTRON calculated an amortisation of kEUR 1,866 on the customer base acquired from Genus, Inc. as the flows of economic benefit attributable to these customers at the balance sheet date no longer reflect the original planning at the date of acquisition.

Reversals needed be made neither in the financial year 2005 nor in the financial year 2004.

Comments on impairment of goodwill

The goodwill of the following entities show material carrying amounts at the balance sheet date.

in EUR thousands	2005	2004

Genus, Inc.	57,032	0
Thomas Swan Scientific Equipment Ltd.	11,992	11,655
Epigress AB	1,791	1,791
AIXTRON KK	187	187
	71,002	13,633

The impairment test for cash generating units is based on projections of cash flows on the basis of a five year business plan, taking account of a perpetual annuity. To examine the actual value, AIXTRON estimated the cash inflows also for the period following the planning period by carrying forward a constant growth rate for the following years. The value in use for each cash generating unit was calculated, using a discounted cash flow method. A pre-tax discount rate of 13% and 15% respectively was applied in discounting the projected cash flows. In a further step, the value in use determined was compared to the carrying amount of the cash generating unit.

The comparison of the carrying amount with the value in use showed that the impairment required for the Genus, Inc. goodwill was kEUR 13,705. Impairments in respect of the goodwill of Thomas Swan Scientific Equipment Ltd. Epigress AG or of AIXTRON KK were not necessary.

14. Investment property

in EUR thousands	2005	2004

Balance at January 1	4,908	4,938
Subsequent acquisition or manufacturing cost	0	10
Disposals	0	(40)
Balance at December 31	4,908	4,908

This relates to undeveloped land held for a purpose not yet determined. It can be used for a possible extension of the production capacity. The carrying amount is determined under the cost model. The fair value is equal to the carrying amount. The fair value of the land was demonstrated on the basis of the related standard land values and of external confirmations.

15. Other non-current assets

Other non-current assets totalling kEUR 499 (last year: kEUR 5,820) include mainly rent deposits for buildings. In 2004 transaction costs of kEUR 5,775 for the acquisition of Genus, Inc. were included.

16. Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
EUR in thousands	2005	2004	2005	2004	2005	2004
Property, plant and equipment	25	0	0	0	25	0
Trade receivables	0	209	(30)	(12)	(30)	197
Inventories	763	218	0	0	763	218
Employee benefits	167	62	0	0	167	62
Deferred revenues	155	1,748	0	0	155	1,748
Currency translation differences	0	44	0	0	0	44
Provisions and other liabilities	0	6	(209)	(394)	(209)	(388)
Customer advances	27	0	0	(460)	27	(460)
Other	18	317	(150)	(343)	(132)	(26)
Tax loss carryforwards	5,481	5,458	0	0	5,481	5,458
Derivative financial instruments	84	0	0	(1,031)	84	(1,031)
Deferred tax assets (+) liabilities (-)	6,720	8,062	(389)	(2,240)	6,331	5,822

Deferred tax assets are recognised at the level of individual consolidated companies, in which a loss was realised in the financial year, only to the extent that the realisation in future periods is probable based on previous experiences or forecasts. Deferred taxes for deductible temporary differences in the amount of some kEUR 5.400 were not considered.

Deferred taxes of kEUR 170,000 (last year: kEUR 5,023) on tax loss carry forwards and tax credits available at the balance sheet date were not considered. Some kEUR 129,000 of this amount relates to the acquired Genus, Inc. At the balance sheet date, Genus, Inc. has research credit carryforwards of approximately kEUR 128,000 for federal and state income tax purposes. If not utilised, the federal carryforward will expire beginning in 2005 up to 2015. The carry forward at state level and the credit carryforwards will expire, in partial amounts, beginning in 2004 up to 2025.

Under current tax legislation, other loss carry forwards can be used in the group indefinitely.

The following table shows the development of temporary differences during the financial year:

in EUR thousands	Balance at January 1, 2004	Recognised in income statement	Directly recognised in equity	Balance at December 31, 2004
Trade receivables	(34)	231	0	197
Inventories	(1,100)	1,318	0	218
Provisions for pensions	58	4	0	62
Deferred revenues	3,332	(1,584)	0	1,748
Currency adjustment item	47	0	(3)	44
Provisions and other liabilities	(202)	(186)	0	(388)
Customer advances	(504)	44	0	(460)
Other	0	(26)	0	(26)
Derivative financial instruments	(1,050)	(144)	163	(1,031)
Tax loss carryforward	6,975	(1,517)	0	5,458
	7,522	(1,860)	160	5,822

in EUR thousands	Balance at January 1, 2005	Recognised in income statement	Directly recognised in equity	Balance at December 31, 2005
Property, plant and equipment	0	25	0	25
Trade receivables	197	(227)	0	(30)
Inventories	218	545	0	763
Provisions for pensions	62	105	0	167
Deferred revenues	1,748	(1,593)	0	155
Currency adjustment item	44	0	(44)	0
Provisions and other liabilities	(388)	179	0	(209)
Customer advances	(460)	487	0	27
Other	(26)	(106)	0	(132)
Derivative financial instruments	(1,031)	251	864	84
Tax loss carryforwards	5,458	23	0	5,481
	5,822	(311)	820	6,331

17. Inventories

in EUR thousands	2005	2004
Raw materials and supplies	13,075	9,470
Work in process	14,953	21,772
Finished goods and services completed	3,029	3,697
Inventories at customer’ s locations	2.056	2,337
	33,113	37,276

in EUR thousands	2005	2004
Write-down on inventories during the year	3,685	4,542
Inventories measured at net realisable value	1,308	15,831
Inventories recognised as an expense during the period	78,487	70,127
Reversals during the year recognised in cost of materials	89	1,114

Inventory already shipped to customers still waiting for final customer acceptance is presented as inventory at customer’s locations.

Due to changes in the possible use of inventories, write-downs of kEUR 89 (last year: kEUR 1,114) on inventories were reversed and recognised in income in the financial year.

18. Trade receivables and other current receivables

in EUR thousands	2005	2004

Trade receivables	24,209	16,008

Prepaid expenses	1,067	508
Repayment of research & development costs	648	523
Advances on inventories	403	329
VAT refund claims	253	934
Other assets	1,499	718
Fair values of financial derivatives	5	2,930

	3,875	5,942

	28,084	21,950

19. Cash and cash equivalents

in EUR thousands	2005	2004

Cash-in-hand	6	2
Short term securities	5,032	4,981
Bank balances	26,397	40,515

Cash and cash equivalents in the consolidated cash flow statement	31,435	45,498

Bank balances included kEUR 214 secured balances.

20. Shareholders’ Equity

Subscribed capital

	2005	2004

January 1	64,831,512	64,831,512
Capital increase as part of Genus acquisition	20,539,956	0
Shares for conversion of Genus convertible bonds	2,383,920	0
Shares for exercise of stock options	41,226	0

Issued capital at December 31, under IFRS	87,796,614	64,831,512

Treasury shares	2,002,783	0

Stated share capital at December 31	89,799,397	64,831,512

The stated share capital of the company consists of no-par shares and was fully paid-up during the business year and last year respectively. Each share represents a portion of the stated share capital in the amount of EUR 1.00.

On March 14, 2005, AIXTRON AG increased its share capital (based on part of its Authorised Share Capital I) by issuing to the former shareholders of Genus Inc. new ordinary shares (20,539,956) in the form of American Depositary Shares (ADS) against all issued shares of Genus, Inc. common shares as contribution in kind. Each ADS represents the economic ownership in an ordinary share of AIXTRON AG. All issued and outstanding shares of Genus, Inc. were contributed into AIXTRON AG. On March 14, 2005, 4,427,929 ADS were also contributed into a trust property to pay the obligation of Genus, Inc. existing at that date and resulting from share options and convertible bonds as well as from warranties. An AIXTRON common share was deposited for each ADS contributed into the trust property.

AIXTRON AG cannot dispose of the trust property. Contrary to the rules under Germany Commercial Code and Company Law, the rules of IFRS (SIC 12) do not permit the trust property to be allocated to AIXTRON AG. In the IFRS financial statements the shares held in this property trust are therefore shown as own shares and deducted from the share capital.

In August 2005, 2,383,920 shares were issued to the owners of the convertible bonds of Genus, Inc. In the third quarter 2005, 41,226 ADS from this property trust were issued to employees for exercised share options.

By a resolution of May 18, 2005, the extraordinary meeting of the shareholders authorised the cancellation of the Authorised Share Capital I and of the Authorised Share Capital II. At the same time, they authorised the creation of a new Authorised Share Capital I and of a new Authorised Share Capital II. The amendment to the Company’s articles of association was registered in the commercial register on June 15, 2005. According to § 4 of the articles of association, an Authorised Capital of EUR 44,899,688.00 exists.

The general meeting of the shareholders authorised AIXTRON AG’s Executive Board

•                 to increase, with the consent of the Supervisory Board, AIXTRON’s stated share capital at any time or from time to time on or before May 17, 2010 by up to EUR 35,919,751.00 by issuing against either cash contribution or contribution in kind new registered no-par shares with a proportional amount of EUR 1.00 per share in the share capital (Authorised Share Capital I). In this case, the shareholders must be granted a pre-emptive right. However, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude, in whole or in part, the shareholders’ pre-emptive right.

•                 to increase, with the consent of the Supervisory Board, AIXTRON’s stated share capital at any time or from time to time on or before May 2010 by up to EUR 8,979,937.00 by issuing against cash contributions new registered shares without par value with a proportional amount of EUR 1.00 per share in the share capital (Authorised Capital II). In this case, the shareholders must be granted a pre-emptive right. However, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude, in whole or in part, the shareholders’ pre-emptive right.

The Executive Board is also authorised, with the consent of the Supervisory Board, to define the rights embodied in a share and the other conditions and terms of the issuance of shares.

Paid-in capital

Paid-in capital mainly includes the premium on increases of subscribed capital as well as accrued stock option expense.

Other comprehensive income

		Derivative
	Currency	financial
in EUR thousands	translation	instruments	Total

Balance at January 1, 2004	(2,244)	1,469	(775)
Change in currency translation	48		48
Change in unrealised gains/losses before taxes		(308)	(308)
Deferred taxes		163	163

Balance at December 31, 2004	(2,196)	1,324	(872)

Change in currency translation	11,616		11,616
Change in unrealised gains/losses before taxes		(2,493)	(2,493)
Deferred taxes		864	864

Balance at December 31, 2005	9,420	(305)	9,115

The foreign currency translation adjustment comprises all foreign exchange differences arising from the translation of the financial statements of foreign subsidiaries whose functional currency is not the EUR.

The item “derivative financial instruments” comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

21. Earnings per share

Basic earnings per share

The calculation of the basic earnings per share at December 31, 2005, is based on the weighted-average number of common shares outstanding during the reporting period. The weighted-average number of issued commons shares and ADS was 82,111,081 (last year: 64,831,512).

Diluted earnings per share

The calculation of the diluted earnings per share at December 31, 2005 is based on the weighted-average number of outstanding common shares and ADS and of common shares and ADS with a possible dilutive effect resulting from share options being exercised under the share option plan and in connection with the conversion of issued convertible bonds and other options.

Weighted-average number of common shares (diluted) as follows:

	2005	2004

Weighted average number of common shares and ADSs at December 31 (basic)	82,111,081	64,831,512
Dilutive effect of convertible bonds	0	25,440
Dilutive effect of share options	0	308,294

Weighted average number of commons shares and ADSs at December 31 (diluted)	82,111,081	65,165,246

The following securities issued were not included in the computation of the diluted earnings per share, as their effect would be antidilutive:

Number of shares	2005	2004

Share options	5,357,986	3,377,161
Convertible bonds	25,440	0

	5,383,426	3,377,161

22. Employee benefits

Defined contribution plan

The Genus, Inc. 401 (k) Plan (“Genus Plan”) adopted in the context of the acquisition of Genus, Inc. provides retirement and incidental benefits for eligible employees. The Genus Plan provides for contributions (as determined by the Executive Board) that may not exceed 6% of the aggregate salaries of those employees eligible for participation. In 2005, Genus, Inc. contributed kEUR 151. Included in this amount is an amount of kEUR 4 that was contributed for a member of the Executive Board.

Defined benefit plan

The Company’s net obligation in respect of defined benefit pension plans reflects commitments to two former members of the Executive Board of AIXTRON AG.

Development of provisions for pensions as follows:

in EUR thousands	2005	2004

Present value of net obligations at January 1	703	736
Expense recognised in consolidated income statement (see below)	275	37

Present value of net obligations at December 31	978	773
Actuarial gains and losses not recognised	0	(70)

Total provisions for pensions at December 31	978	703

The expense for pensions developed as follows:

in EUR thousands	2005	2004

Interest expense	38	37
Actuarial gains and losses	237	0

	275	37

In the income statement, the expense of kEUR 275 (last year: kEUR 37) is recognised in general administration expense.

The following table shows the principal actuarial assumptions:

Biometrical calculation assumptions

	Heubeck-	Heubeck-
	Richttafeln	Richttafeln
	2005 G	1998

Interest rate at December 31	4.35%	5.0%
Expected salary increase	0.0%	0.0%
Expected pension increase	1.5%	1.5%

23. Share-based payment

The Company has different fixed option plans which reserve shares of common stock and AIXTRON American Depository Shares/ADS) for the issuance to members of the Executive Board, management and employees of the Company. Each AIXTRON ADS represents the beneficial ownership in one AIXTRON common share. The following is a description of these plans:

AIXTRON stock option plan 1999

In May 1999, options were authorized to purchase 3,000,000 shares of common stock (after giving effect to capital increases, stock splits, and the EURO conversion). The options become in equal instalments of 25% per year after the second anniversary of the date of grant, subject to certain conditions exercisable. Vested options are only permitted to be exercised when the performance of the AIXTRON stock exceeds the performance of the Technology AS Price Index (formerly the New Market Index) by at least 5% in the reference period or when the turnover reported by AIXTRON rises by at least 25% per year and the profit/revenue ratio is at least 12%. Regardless of fulfilment of these conditions, the stock options can be exercised when 15 years have elapsed. Under the terms of the 1999 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date. All options are settled by physical delivery of shares. Under this plan 2,087,956 options were outstanding for the purchase of commons shares.

In 2002, options were granted with the exercise price slightly less than fair market value. Fair market value is determined based upon the closing trading price on grant date.

AIXTRON stock option plan 2002

In May 2002, options were authorized to purchase 3,511,495 shares of common stock. The options become exercisable in equal instalments of 25% per year after the second anniversary of the date of grant, subject to certain conditions exercisable. Options expire ten years from date of grant. Under the terms of the 2002 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date, plus a premium of 20% over the average closing price. No grants were issued with a strike price less than fair market value. All options are settled by physical delivery of shares. A total of 1,844,545 options to purchase common stock were outstanding under this plan as of December 31, 2005.

Genus stock option plan 2000

Within the scope of the acquisition of Genus, Inc. the company adopted the Genus Incentive Stock Option Plan 2000. At the date of acquisition options were authorized to purchase 3,948,014 Genus shares of common stock under this plan. At the date of acquisition these options were converted into options to purchase 2,013,487 AIXTRON ADS. Options granted before October 3, 2003 vest over a three-year-period and expire five years from the date of grant. Options granted after October 3, 2003 vest over a four-year-period and expire in ten years from the date of grant.

A total of 1,365,076 options to purchase AIXTRON ADS were outstanding under this plan as of December 31, 2005.

The stock option transactions are summarised as follows:

AIXTRON share options

		Average		Average
	Number	exercise	Number	exercise
	of shares	price (EUR)	of shares	price (EUR)
	2005		2004

Balance at January 1	4,254,331	16.12	3,278,725	19.91
Granted during the year	0	0.00	1,180,005	6.17
Exercised during the year	0	0.00	0	0.00
Expired during the year	0	0.00	0	0.00
Forfeited during the year	321,830	11.99	204,399	19.45

Outstanding at December 31	3,932,501	16.46	4,254,331	16.12

Exercisable at December 31	716,480	21.85	523,032	29.51

Genus share options

		Average
	Number	exercise
	of shares	price (USD)
	2005

Balance at January 1	0	0.00
Addition Genus options	2,013,487	6.19
Granted during the year	0	0.00
Exercised during the year	41,226	2.53
Expired during the year	178,413	13.11
Forfeited during the year	428,772	5.95

Outstanding at December 31	1,365,076	5.47

Exercisable at December 31	938,036	5.37

The weighted-average share price of the options exercised was US$ 3.32.

The employees of Genus, Inc. held 2,676,620 stock options representing the right to receive 1,365,076 ADS of AIXTRON AG as of December 31, 2005. As part of the Genus, Inc. transaction, a trust for the employee stock options of Genus, Inc. was set up, into which ADS of AIXTRON AG were deposited after the capital increase on March 14, 2005.

AIXTRON stock options as of December 31, 2005

			Average option
Exercise price (EUR)	Outstanding	Exercisable	life (in years)

3.10	797,670	199,418	7.5
6.17	1,046,875	0	8.5
7.48	767,880	0	11.5
18.70	406,824	406,824	8.5
26.93	472,300	0	10.5
67.39	440,952	110,238	9.5

	3,932,501	716,480

Genus stock options as of December 31, 2005

Margin of exercise	Average option			Average option
price (USD)	price (in USD)	Outstanding	Exercisable	life (in years)

2.10 to 3.13	2.58	168,572	168,572	1.7
3.45 to 4.84	3.90	445,711	232,595	6.4
5.00 to 6.90	5.19	305,966	275,233	2.7
7.20 to 9.41	8.06	394,847	218,592	7.9
9.90 to 12.73	10.45	49,980	43,044	2.6

		1,365,076	938,036

Fair value of stock options and valuation assumptions used to determine the personnel expenses is as follows:

The fair value of services received in return for stock options granted is measured by reference to the fair value of the stock options granted. The fair value of the stock options is determined on the basis of a binomial lattice model. In accordance with the rules of IFRS 2 the measurement includes only options which were granted after November 7, 2002 and had not yet vested on January 1, 2005.

	AIXTRON share options granted
	in 2003	in 2004

Fair value on grant date	€1.78	€3.08

Price per share	€2.79	€4.84
Exercise price	€3.10	€6.17
Expected volatility	73.76%	73.54%
Option life	10.5 years	10.5 years
Expected dividend payments	€0.00	€0.00
Risk-free interest rate	4.40%	4.38%

	Genus share options granted
	in 2005	in 2004	before 2004

Average fair value on grant date	$1.30	$1.65	$2.68

Average price per share	$2.04	$2.51	$3.97
Average exercise price	$2.04	$2.51	$3.97
Average expected volatility	91.76%	95.38%	104.20%
Average option life	10 years	10 years	9.53 years
Average expected dividend payments	$0.00	$0.00	$0.00

Average risk-free interest rate	4.11%	4.27%	4.18%

The expected volatility is based on historic volatility.

24. Provisions

Development and breakdown of provisions:

			Changes in
		Exchange	companies					thereof
	01.01.	rate	included				31.12.	short
in EUR thousands	2005	differences	in consolidation	Use	Reversal	Addition	2005	term

Provisions for pensions	703	0	0	0	0	275	978
Provisions for personnel	2,588	34	1,442	3,933	88	1,842	1,885	1,885
Warranties	1,426	12	518	775	0	1,014	2,195	2,195
Onerous contracts	0	0	2,598	0	0	1,342	3,940	1,486
Provisions for commissions	902	12	175	785	12	974	1,266	1,266
Hedges	0	0	0	0	0	1,567	1,567	1,567
Other	2,147	113	8,631	7,746	124	3,280	6,301	5,633

Total	7,766	171	13,364	13,239	224	10,294	18,132	14,032

						thereof long term		4,100

								18,132

Provisions for pensions

The provisions for pensions are commented on in note 22.

Provisions for personnel expenses

These include mainly provisions for holiday not yet taken and bonuses.

Provisions for onerous contracts

These include provisions for contracts connected with obligations, including e.g. rent payable and contract risks.

Provisions for hedge transactions

For further details on the provisions for hedge transactions, please see note 27.

25. Trade payables and other non-current liabilities

The liabilities consist of the following:

in EUR thousands	2005	2004

Trade payables	17,479	13,901

Other liabilities from grants	1,427	0
Wage and church tax due, social security contributions	839	865
VAT due	1,329	12
Other liabilities	354	1,260

	3,949	2,137

	21,428	16,038

The trade payables also include accrued expenses for outstanding invoices for inventory and property, plant and equipment.

26. Convertible bonds and options

As in the last year, the liabilities from convertible bonds are still kEUR 3.

In November 1997, the Company issued 6% convertible bonds to employees, due November 2007, with a principal amount of kEUR 320, interest payable annually in arrears. The bonds are not transferable and must be repurchased at par if the employee leaves the Company. The notes are convertible, at the option of the holder, into shares of common stock, initially at a conversion rate of 480 shares (after the effects of share splits) of common stock for each EUR 51.13 principal amount of notes plus payment of an additional EUR 971.45, subject to adjustment in certain circumstances. Holders of these bonds have the right to exercise the conversion option in respect of 50% of notes held at the earliest two years after the initial offering and in respect of 100% of notes held after three years from the date of the initial offering. The right to convert expires at the end of the life of the bond. The conversion feature was not deemed to be beneficial at issuance.

Prior to January 1, 2002, an aggregate of kEUR 315 convertible bonds had been converted into 2,592,960 shares of common stock, after adjusting for share splits during the years ended December 31, 2001 and 2000. During the year ended December 31, 2002, convertible bonds worth kEUR 0.3 were converted into 2,880 shares of common stock. No bonds were converted to common stock during 2003 and 2004. AIXTRON had also taken back convertible bonds amounting to kEUR 2 at face value.

The remaining outstanding convertible bonds as of December 31, 2005, amounting to kEUR 3 can be converted, at the option of the holders, into 25,440 shares of common stock through November 2007.

As part of the acquisition of Genus, Inc, the Company assumed liabilities from convertible bonds at total par value of kEUR 4,807 (kUS$ 6,450) and at an interest rate of 7%. The convertible bonds were issued by Genus, Inc. in August 2002 and had a maturity term of three years. The interest was due every six months in February and in August and could be paid, at the option of Genus, Inc. either in cash or in shares of common stock. The holder of the notes had the option to either convert the note into shares of Genus common stock at a conversion rate of one Genus share for each USD 1.42 principal amount of notes, or to demand that there be a repayment in cash at the due date in August 2005. The option of conversion into Genus stock shares was changed, at the date of the Genus acquisition, into a right to convert each Genus stock share into a 0.51 AIXTRON ADS. For this purpose the required AIXTRON ADS were contributed into the trust property as part of the acquisition (see note 20).

In August 2005, the convertible bonds and the interest incurred since March 13, 2005 were completely settled by way of conversion into AIXTRON ADS. In this conversion 2,383,920 ADS from the trust property were issued to the holder of the convertible bonds. As a result no liability from the Genus convertible bond exists at the balance sheet date.

As part of the acquisition of Genus, Inc. additional options for 60,409 ADS were assumed. These options were still outstanding as of December 31, 2005. The options are held by unrelated third parties. The options will expire on May 13, 2006. Their weighted-average exercise price is US$ 9.95 per ADS. The fair value of the options was measured at kEUR 0 in preparing the opening balance sheet of Genus as of March 14, 2005. They were not accounted for in the consolidated financial statements. As there are no specific conditions for the exercise of the options, they are fully exercisable.

27. Financial instruments

Exposure to credit, interest rate and currency risks arises in the normal course of the Company’s business. Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates.

Credit risks

Financial instruments generally exposed to a credit risk are trade receivables and cash and cash equivalents. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis.

Due to the worldwide spread of risks, there is a diversification of the credit risk for trade receivables. Generally, the Company demands no securities for financial assets. However, a credit rating takes place for customers whose debts exceed a specific amount. In accordance with usual business practice, irrevocable letters of credit are requested from customers in Asia after award of the contract. Allowances are recognised for the risk of bad debt losses. In the opinion of the management, the risk of further bad debt losses from customer contracts is low.

The Company’s cash and cash equivalents are kept with banks which have a good reputation.

Interest rate risk

The Company is subject only to minor interest rate fluctuations relating to interest rate influenced cash and cash equivalents, short term investments, bank loans and convertible bonds.

Foreign currency risk

The Company is exposed to foreign currency risk on sales and purchases that are denominated in a currency other than the EUR. The currencies giving rise to this risk are primarily Pounds Sterling and U.S. Dollars.

The Company uses forward exchange contracts and options to hedge the impact of the fluctuations in exchange rates on cash flows from forecasted and agreed sales transactions denominated in foreign currencies. The Company typically hedges less than 100% of the forecasted sales contracts. Forward exchange contracts have typically maturities of less than one year after the balance sheet date.

Hedging

Cash flow hedges

The fair value of the cash flow hedges classified as effective was kEUR -377 (last year: 2,116) as of December 31, 2005 and was recognised in other comprehensive income. The following table shows the development of the fair values, taking into account deferred taxes.

in EUR thousands	2005	2004

Par value of forward exchange contracts	5,419	32,911
Fair value of forward exchange contracts	5,796	30,795

	(377)	2,116

Deferred taxes	72	(792)

Losses/gains included in other comprehensive income	(305)	1,324

The unrealised gains (kEUR 2,116) included in other comprehensive income as of December 31, 2004 were fully reversed and recognised in income statement at maturity date of the contract in the business year 2005. The gains actually realised in 2005 were kEUR 1,156.

The losses (kEUR 258) from the ineffective part of the cash flow hedges existing as of December 31, 2005 were recognised in the income statement. The face value of the forward exchange contracts was kEUR 6,325 at the balance sheet date.

The face value of the cash flow hedges to which no hedge accounting was applied at the balance sheet date was kEUR 12,101. The losses from the market assessment which are recorded in other operating expenses as of December 31, 2005, were kEUR 522.

Fair value hedges

The losses existing at the balance sheet date, i.e. those arising on the measurement of forward exchange contracts concluded to hedge agreed sales transactions (face value kEUR 6,135), are kEUR 410 and are recorded in other operating expenses. Furthermore, gains of kEUR 5 arose from forward exchange contracts with a face value of kEUR 1,335. These gains were also recognised in the income statement.

Fair values

The fair values and the carrying amounts of the financial instruments shown in the balance sheet are as follows:

	Carrying		Carrying
	amount	Fair value	amount	Fair value
in EUR thousands	2005	2005	2004	2004

Cash and cash equivalents	31,435	31,435	45,498	45,498
Other non-current assets	499	499	5,820	5,820
Trade receivables	24,209	24,209	16,008	16,008
Other current assets	3,875	3,875	2,993	2,993
Other current liabilities	176	176	104	104
Forward exchange contracts	(1,562)	(1,562)	2,949	2,949
Trade payables	17,479	17,479	13,901	13,901
Deferred and current liabilities	15,794	15,794	15,666	15,666
Deferred revenues	730	730	1,845	1,845
Current tax liabilities	1,404	1,404	83	83
Convertible bonds	3	3	3	3

Gains/losses not recognised		0		0

Estimation of fair values

The following summarises the major methods and assumptions used in estimating the fair values of financial instruments reflected in the table.

Derivatives

The fair value of forward exchange contracts is estimated on the basis of listed market prices.

Convertible bonds

The fair value is based on quoted market prices, if available.

Trade receivables/payables

For trade receivables/payables due within less than one year, the fair value is to reflect the face value. All other receivables/payables are discounted to determine the fair value.

28. Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

in EUR thousands	2005	2004

within less than one year	1,898	655
beween one and five years	6,901	1,444
after more than five years	3,430	1,179

	12,229	3,278

The Company leases certain office and plant facilities, office furniture and motor vehicles under various operating leases. Regarding most of the lease commitments for office and plant facilities the Company has options to renew the leasing contracts. The leases typically run for a period between one to 15 years. None of the leases includes contingent rentals.

29. Capital commitments

As of December 31, 2005, the Company had entered into purchase commitments with suppliers in the amount of kEUR 10,745 (last year: kEUR 7,761) for purchases within the next 12 months. Commitments for capital expenditures at December 31, 2005 are kEUR 0 (last year: kEUR 0) as of December 31, 2005

30. Contingencies

The Company is involved in various legal proceedings or can be exposed to a threat of legal proceedings in the normal course of business. The Executive Board regularly analyses these matters, considering any possibilities of avoiding legal proceedings or of covering potential damages under insurance contracts and therefore recognised, where required, provisions. The Company grants to individual customers advance payment guarantees generally existing only for a limited period of time and reflecting normal business conduct. It is not expected that such matters will have a material effect on the Company’s net assets, results of operations and financial position.

31. Related parties

Identity of related parties

Related parties of the Company are subsidiaries, directors, executive officers and members of the Supervisory Board.

Remuneration of Executive Board and of Supervisory Board

The remuneration of the Supervisory and Executive Boards is as follows:

		Christopher	Stephen
	Paul Kent	Charles	Duane	Dr. Bernd	Timothy	Wolfgang	Dr. William	Consolidated
in EUR thousands	Hyland	Dodson*	Perry	Schulte	McEntee	Breme	W. R. Elder	total

Fixed remuneration	353	304	62	293	57	196	153	1,418
Variable remueration	0	0	0	0	0	0	0	0
Remuneration based on long term incentives	0	0	0	0	0	0	0	0

Remuneration of Executive Board total	353	304	62	293	57	196	153	1,418

* The remuneration paid to Mr. Dodson in the financial year 2005 includes both the monthly salary and a compensation, (kEUR 220).

			Prof. Dr.	Karl-	Prof. Dr.
	Kim	Dr. Holger	Wolfgang	Hermann	Rüdiger	Joachim	Consolidated
in EUR thousands	Schindelhauer	Jürgensen	Blättchen	Kuklies	von Rosen	Simmroß	total

Fixed remuneration	54	27	18	18	18	18	153
Variable remuneration	0	0	0	0	0	0	0
Attendance fee	3	3	6	0	0	3	15

Remuneration of Supervisory Board	57	30	24	18	18	21	168

Total remuneration of executive bodies							1,586

Members of the Executive Board participate in the Company’s share option plan. In the financial year 2005, share options were neither issued to the Executive Board nor were options exercised by the board (see note 23).

Remuneration of the Executive Board is included in “personnel expenses” (see note 8), remuneration of the Supervisory Board is included in “other operating expenses” (see note 7).

32. Company entities

Die AIXTRON AG controls the following subsidiaries:

	Country	Percentage holding
		2005		2004

AIXTRON Inc.	USA	100		100
Thomas Swan Scientific Equipment Ltd. (TSSE Ltd.)	UK	100		100
AIXTRON chu-sik-hoe-sa (AIXTRON cshs)	South Corea	100		100
AIXTRON Taiwan Co. Ltd. (AIXTRON Taiwan)	Taiwan	100		100
Dotron GmbH	Germany	100		100
Epigress AB	Sweden	100		100
AIXTRON Kabushiki Kaisha, (AIXTRON KK)	Japan	100		100
Genus, Inc.	USA	100		0
Genus-Japan, Inc.	Japan	100		0
Genus Europa Ltd.	UK	100		0
Genus GmbH	Germany	100		0
Genus Korea cshs	Corea	100		0
Genus srl	Italy	100		0
Genus trust	USA	0	*	0

* Shares deemed to be beneficial ownership, as control exists due to the trust relationship with AIXTRON AG (see note 20).

33. Events after the balance sheet date

There is no information of any events after the balance sheet which would result in a different assessment of the Company’s net assets, results of operation and financial position.

34. Fees for auditor

Fees expensed in the income statement for the services of the group auditor Deloitte & Touche are as follows:

in EUR thousands

for audit 2005	784
for audit 2004 and audit of the Genus opening balance sheet	369
for other confirmation and valuation services	29
for tax advisory services	66
for other services	24

1,272

Included in the total amount of fees are fees for Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, Hannover in the amount of kEUR 495 for audit 2005, kEUR 5 for other confirmation and valuation services, kEUR 15 for tax services and kEUR 8 for other services.

35. Manpower

Compared to last year, the average number of employees during the current year was as follows:

	2005	2004

Sale and service	163	103
Research & development	188	147
Production	129	109
Administration	88	57

	568	416

36. Additional information about the cash flow statement

(i)            Investing activity

In return for the sale of a production plant, intangible assets of kEUR 3,701 were acquired.

Additional costs of kEUR 5,775 already incurred last year in connection with the acquisition of Genus were shown as other non-current assets and were therefore included in cash inflows/outflows from operating activities. In the current business year 2005, further purchase-related costs of kEUR 3,628 were capitalised. These are recognised in cash inflows/outflows from investing activities.

The item “investments in property, plant and equipment” includes government grants of kEUR 422. Such grants were accounted for as a reduction of cost. Furthermore, grants of kEUR 648 were treated as an accrued receivable and recorded in the line item “investment in property, plant and equipment” as a transaction not affecting cash.

(ii)         Financing activity

The liabilities from convertible bonds assumed as part of the acquisition of Genus, Inc. were fully settled in the business year 2005 by issuing equity instruments (ADS) (see note 26). In this context, no payments were required.

37. Report on declaration relating to German Corporate Governance Code in accordance with Section 161 AktG

The Executive and Supervisory Boards have rendered the declaration of compliance in accordance with Section 161 of AktG and made this permanently available to shareholders on the Company’s web site www.AIXTRON.com.

38. Explanation of transition to IFRS

As stated in note 1, these are the Company’s first consolidated financial statements prepared in accordance with IFRS by applying IFRS 1.

The accounting policies set out in note 1 have been applied in preparing the financial statements for the year ended December 31, 2005, the comparative information presented in these financial statements for the year ended December 31, 2004 and in the preparation of an opening IFRS balance sheet as of January 1, 2004 (the Company’s date of transition).

In preparing its opening IFRS balance sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (US GAAP). An explanation of how the transition from US GAAP to IFRS has affected the Company’s net assets, results of operations and financial position is given in the following tables and notes.

Reconciliation of equity

	January 1, 2004
		Effects from
in EUR thousands	US-GAAP	transition to IFRS	IFRS

Assets
Property, plant and equipment	43,300	(4,938)	38,362
Goodwill	12,957	0	12,957
Other intangible assets	4,558	0	4,558
Investment property	0	4,938	4,938
Other non-current assets	346	0	346
Deferred tax assets	7,580	(58)	7,522

Total non-current assets	68,741	(58)	68,683

Inventories	33,011	0	33,011
Trade receivables	9,495	0	9,495
Curernt tax assets	1,502	0	1,502
Other current assets	5,660	0	5,660
Cash and cash equivalents	45,303	0	45,303

Total current assets	94,971	0	94,971

Total assets	163,712	(58)	163,654

Shareholders’ equity and liabilities
Subscribed capital	64,832	0	64,832
Additional paid-in capital	27,584	178	27,762
Retained earnings	36,651	(126)	36,525
Other comprehensive income	(775)	0	(775)

Equity attributable to the shareholders of the parent company	0	159	159

Total shareholders’ equity	128,292	211	128,503

Minority interests	159	(159)	0

Liabilities
Provisions for pensions	784	(110)	674
Other non-current liabilities	152	0	152

Total non-current liabilities	936	(110)	826

Trade payables	11,744	0	11,744
Advance payments from customers	13,097	0	13,097
Other current accruals and provisions	4,058	0	4,058
Other current liabilities	2,335	0	2,335
Current tax liabilities	0	0	0
Convertible bonds	3	0	3
Deferred revenues	3,088	0	3,088

Total current liabilities	34,325	0	34,325

Total liabilities	35,261	(110)	35,151

Total shareholders’ equity and liabilities	163,712	(58)	163,654

	December 31, 2004
		Effects from
	US-GAAP	transition to IFRS	IFRS

Assets
Property, plant and equipment	41,598	(4,528)	37,070
Goodwill	13,633	0	13,633
Other intangible assets	4,295	0	4,295
Investment property	0	4,908	4,908
Other non-current assets	5,820	0	5,820
Deferred tax assets	6,922	(1,100)	5,822

Total non-current assets	72,268	(720)	71,548

Inventories	35,101	2,175	37,276
Trade receivables	16,008	0	16,008
Curernt tax assets	63	0	63
Other current assets	5,942	0	5,942
Cash and cash equivalents	45,498	0	45,498

Total current assets	102,612	2,175	104,787

Total assets	174,880	1,455	176,335

Shareholders’ equity and liabilities
Subscribed capital	64,832	0	64,832
Additional paid-in capital	27,647	1,156	28,803
Retained earnings	43,797	407	44,204
Other comprehensive income	(872)	0	(872)

Equity attributable to the shareholders of the parent company	0

Total shareholders’ equity	135,404	1,563	136,967

Minority interests	0	0	0

Liabilities
Provisions for pensions	811	(108)	703
Other non-current liabilities	104	0	104

Total non-current liabilities	915	(108)	807

Trade payables	13,901	0	13,901
Advance payments from customers	13,529	0	13,529
Other current accruals and provisions	7,063	0	7,063
Other current liabilities	2,137	0	2,137
Current tax liabilities	83	0	83
Convertible bonds	3	0	3
Deferred revenues	1,845	0	1,845

Total current liabilities	38,561	0	38,561

Total liabilities	39,476	(108)	39,368

Total shareholders’ equity and liabilities	174,880	1,455	176,335

Notes to the reconciliation of equity

The effect of the change to IFRS on the consolidated equity is as follows:

in EUR thousands	January 1, 2004	December 31, 2004

Consolidated capital under US-GAAP	128,292	135,404
a) Property, plant and equipment	0	380
a) Inventories	0	2,175
b) Provisions for pensions - employee benefits	110	108
c) Share-based payments	0	0
d) Increase in deferred tax liabilities	(58)	(1,100)
e) Reclassification shares of other shareholders	159	0

Consolidated equity under IFRS	128,503	136,967

The adjustment effects are attributable to the following differences in accounting policies between US-GAAP and IFRS:

(a)         When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realisable value because of changed economic circumstances, the amount of the write-down is reversed (i.e. the reversal is limited to the amount of the original write-down) so that the new carrying amount is the lower of the cost and the revised net realisable value. Under previous GAAP, any reversal of impairment is prohibited. Under IFRS, there was therefore a reversal of impairment loss for items of property, plant and equipment, amounting to kEUR 380 and a reversal of a write-down on inventories, amounting to kEUR 2,175, as of December 31, 2004.

(b)        Under previous GAAP, the Company elected to use a “corridor” approach that left some actuarial gains and losses unrecognized. In accordance with IFRS 1.20, AIXTRON as a first-time adopter elected to recognise all cumulative actuarial gains and losses at the date of the transition to IFRS (January 1, 2004), even if it plans to use the corridor approach under IAS 19 with respect to later actuarial gains and losses. The gains recognised as of January 1, 2004 were kEUR 110.

(c)         The Company applied IFRS 2 to its existing share-based payment transactions at January 1, 2004 (the Company’s date of transition to IFRS). Under IFRS 2.53 the standard must be applied to all share-based payments granted since November 7, 2002. The fair value of such share-based payment transactions is calculated in applying the binomial lattice model and is spread, as expense, over the periods of non-negotiability as fixed under the share option plans. Under the accounting standards applied in the past (APB No. 25), these share-based payments transactions were accounted for at intrinsic value. As the share-based payment transactions were accounted for at the fair value as defined in IFRS 2, an amount of kEUR 178 was recorded in the capital reserve while there was a decrease in the consolidated profit.

(d)        The tax expenses resulting from the above changes had the effect that there was a decrease in deferred tax assets in the group. At a tax rate of 39.28%, the decrease was kEUR 58 as of January 1, 2004 and kEUR 1,100 as of December 31, 2004.

Under IFRS, minority interests must be shown as a component of the consolidated equity. Under accounting standards applied in the past (US-GAAP), the minority interests were shown on the face of the balance sheet after equity and before liabilities. As of January 1, 2004, there were minority interests of kEUR 159 which had to be reclassified on this basis.

The effect of the above adjustments on the consolidated profit is as follows:

in EUR thousands	January 1, 2004	December 31, 2004

Consolidated profit under US-GAAP	36,651	43,797
a) Property, plant and equipment	0	380
a) Inventories	0	2,175
b) Provisions for pensions - employee benefits	110	108
c) Share-based payments	(178)	(1,156)
d) Increase in deferred tax liabilities	(58)	(1,100)

	36,525	44,204

Reconciliation of profit for 2004

		Effects from
		transition
in EUR thousands	US-GAAP	to IFRS	IFRS

Revenues	140,004	0	140,004
Manufacturing cost	89,957	(2,353)	87,604

Gross result	50,047	2,353	52,400

Selling expenses	17,931	366	18,297
General administrative expenses	13,088	152	13,240
Research & development costs	20,149	258	20,407
Other operating income	9,939	0	9,939
Other operating expense	721	0	721

Operating result	8,097	1,577	9,674

Interest income	786	0	786
Interest expense	2	0	2
Net interest	784	0	784

Income before taxes	8,881	1,577	10,458

Taxes on income	1,787	1,042	2,829
loss (after taxes) attributable to minority shareholders	(52)	0	(52)

Net income for the year (after taxes)	7,146	535	7,681

Basic earnings per share (EUR)	0.11		0.12

Diluted earnings per share (EUR)	0.11		0.12

Weighted average number of shares 2004 which was taken as a basis for the calculation.

Basic	64,831,512	64,831,512
Diluted	64,856,952	65,165,246

Presentation of material adjustments to the cash flow statement for 2004

There are no material differences between the cash flow statement presented under IFRS and the cash flow statement presented under previous GAAP (US-GAAP).

39. Supervisory and Executive Boards

Composition of the Supervisory Board as of December 31, 2005:

•                 Dipl.-Kfm. Kim Schindelhauer, Aachen, businessman (Chairman of the Supervisory Board since 2002)

•                 Membership in Supervisory Boards and controlling bodies:

•                 MEDION AG, Essen – member of the Supervisory Board –

•                 Deutsches Aktieninstitut e.V., Frankfurt/Main – member of the Executive Board –

•                 Dr. Holger Jürgensen, Aachen, physicist (Deputy Chairman of the Supervisory Board since 2002)

•                 Prof. Dr. Rüdiger von Rosen, Frankfurt/Main, businessman, Deutsches Aktieninstitut e.V., Frankfurt/Main, Managing member of the Executive Board (member of the Supervisory Board since 2002)

•                 Membership in Supervisory Boards and other controlling bodies:

•                 PriceWaterhouseCoopers AG, Frankfurt/Main – member of the Supervisory Board –

•                 Dipl.-Kfm. Joachim Simmroß, Hannover, businessman (member of the Supervisory Board since 1997)

•                 Membership in Supervisory Boards and controlling bodies:

•                 technotrans AG, Sassenberg – Chairman of the Supervisory Board –

•                 WeHaCo Unternehmensbeteiligungs-Aktiengesellschaft, Hannover – member of the Supervisory Board –

•                 BAG BiologischeAnalysensystem GmbH, Lich – member of the Advisory Board –

•                 MTS Mikrowellen Technologie und Sensoren GmbH, Ottobrunn – member of the Advisory Board –

•                 KAPPA opto-electronics GmbH, Gleichen – member of the Advisory Board –

•                 Commerz Unternehmensbeteiligungs-Aktiengesellschaft, Frankfurt/Main – member of the Supervisory Board –

•                 GBK Beteiligungen AG, Hamburg – member of the Supervisory Board –

•                 HANNOVER Finanz GmbH, Hannover – member of the Advisory Board –

•                 Karl-Hermann Kuklies, Duisburg, businessman (member of the Supervisory Board since 1997)

•                 Prof. Dr. Wolfgang Blättchen, Leonberg, business consultant, Executive Board of Blättchen & Partner AG, Leonberg (member of the Supervisory Board since 1998)

•                 Membership in Supervisory Boards and controlling bodies:

•                 Marc O’Polo AG, Stephanskirchen – Chairman of the Supervisory Board –

•                 Horváth AG, Stuttgart – Deputy Chairman of the Supervisory Board –

•                 Gardena AG, Ulm – member of the Supervisory Board –

•                 tec2b AG, Plietzhausen – Chairman of the Supervisory Board –

•                 APCOA Parking AG, Stuttgart – member of the Supervisory Board –

•                 HAUBROK AG, Düsseldorf – Deputy Chairman of the Supervisory Board –

•                 Paion AG, Aachen – member of the Supervisory Board (until October 2005) –

The following gentlemen are members of the Company’s Executive Board:

•                 Paul Kent Hyland, Aachen, businessman, President and Chief Executive Officer

•                 Christopher Charles Dodson, Aachen, businessman, Chief Financial Officer (until March 31, 2005)

•                 Timothy McEntee, Aachen, chemist, Chief Operating Officer, Semiconductor Equipment (until March 31, 2005)

•                 Stephen Duane Perry, Aachen, businessman, Chief Operating Officer, Global Service Operations (until March 31, 2005)

•                 Dr. Bernd Schulte, Aachen, physician, Chief Operating Officer, Compound Semiconductor Technologies

•                 Dipl.-Kfm. Wolfgang Breme, Aachen, businessman, Chief Financial Officer (since April 1, 2005)

•                 Dr. William W. R. Elder, Sunnyvale, Chief Operating Officer, Silicon semiconductor Technologies (since July 1, 2005).

Independent Auditor’s Report

“We have audited the consolidated financial statements prepared by AIXTRON Aktiengesellschaft, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and notes to the consolidated financial statements, together with the group management report for the business year from January 1, 2005 to December 31, 2005. The preparation of the consolidated financial statements and the group management report in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a paragraph 1 HGB are the responsibility of the parent company’s management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institute of Public Auditors in Germany (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and result of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRS as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a paragraph 1 HGB and give a true and fair view of net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents the opportunities and risks of future development.”

Hanover, March 9, 2006

Deloitte & Touche GmbH

Wirtschaftsprüfungsgesellschaft

(Plath)	(ppa. Willner)
German Public Auditor	German Public Auditor

Financial Calendar

May 4, 2006:	Q1 2006 Results

May 11, 2006:	Annual General Meeting

August 3, 2006:	Q2 2006 Results

November 2, 2006:	Q3 2006 Results

Contact

AIXTRON AG

Investor Relations and Corporate Communications

Kackertstraße 15–17

D-52072 Aachen, Germany

Phone:	+49 (241) 89 09-444
Fax:	+49 (241) 89 09-445
e-mail:	invest@aixtron.com
Internet:	www.aixtron.com

Publisher

AIXTRON AG, Aachen, Germany

Conception and content

AIXTRON AG, Aachen, Germany

Design and production

SI Group GmbH

Wetzlar, Germany